UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México, México
(Address of principal executive offices)
__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2025 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2026 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX,” “we,” “us” and “our” are to Petróleos Mexicanos as a state-owned public company and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

1

Exchange Rates

On August 28, 2026, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.17.0430 = U.S.$1.00.

We maintain our consolidated financial statements, condensed consolidated interim financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the six-month period ended June 30, 2026, at an exchange rate of Ps.17.4700 = U.S.$1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on June 30, 2026. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

For the six-month period ended June 30, 2026, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps.100.4 billion (U.S.$5.7 billion) to Petróleos Mexicanos to improve our financial position and support our debt service obligations. Between July 1 and August 28, 2026, we have received Ps.35.7 billion (U.S.$2.0 billion) in equity capital contributions from the Mexican Government. For more information on such equity capital contributions, see Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

For more information on other recent support measures implemented by the Mexican Government, see “Item 5—Operating and Financial Review and Prospects—Overview—Mexican Government Support” in the Form 20-F.
Selected Financial Data
The selected financial data as of December 31, 2025 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. In recent years, the cash flow from our operations has not been sufficient to fund our operations and capital expenditure programs. Notwithstanding a recent reduction in our indebtedness, we had a negative working capital as of June 30, 2026 and December 31, 2025, and the Mexican Government has had to financially support us.

For the six-month period ended June 30, 2026, we recognized a net loss of Ps. (28.0) billion and our total equity (deficit) at June 30, 2026 was Ps. (1,846.4) billion. We had negative working capital of Ps. 355.3 billion as of June 30, 2026 and net cash flows from operating activities of Ps. 86.0 billion during the six-month period ended June 30, 2026. We disclose the circumstances that have caused these trends and the actions we are taking to address them below.

Our future cash flows, including our ability to refinance debt, are uncertain due in part to circumstances outside of our control. Decreases in crude oil prices below the budgeted average price for the remainder of 2026, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

In the following table, we include selected financial data from our condensed consolidated statement of financial position as of June 30, 2026 and from our condensed consolidated statement of comprehensive income and our condensed consolidated statement of cash flows for the six-month period ended June 30, 2026. In addition, we include selected financial data from our audited consolidated statement of financial position as of December 31, 2025, as well as the condensed consolidated statement of comprehensive income and the condensed consolidated statement of cash flows for the six-month period ended June 30, 2025 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended
	June 30, (1)				December 31, (1)
	2026		2025		2025
	(in millions of pesos)
Statement of Comprehensive Income (Loss) Data
Total revenues	Ps.	876,139	Ps.	787,211	Ps.	1,528,516
Operating income	124,989		52,488		34,195
Financing income	13,886		7,088		11,919
Financing cost	77,877		79,869		149,981
Derivative financial instruments (cost) income, net	(12,334)		20,932		21,588
Foreign exchange income, net	40,332		119,627		195,182
Net (loss) income	(27,969)		16,187		(81,665)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	138,678		n.a.		162,651
Total assets	2,163,677		n.a.		2,219,467
Short-term debt and current portion of long-term debt	213,100		n.a.		345,228
Long-term debt, net of current portion	1,140,059		n.a.		1,186,070
Total long-term liabilities	3,139,870		n.a.		3,092,496
Total equity (deficit)	(1,846,389)		n.a.		(1,905,806)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	87,741		73,398		153,519
Acquisition of wells, pipelines, properties, plant and equipment(2)	(71,930)		(94,017)		(226,078)

Note: n.a. = Not applicable.
(1)Includes Petróleos Mexicanos and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements as of and for the six-month periods ended June 30, 2026 and 2025 included herein and our audited consolidated financial statements as of and for the year ended December 31, 2025.
(2)Includes capitalized financing cost. See Note 12-A to our condensed consolidated interim financial statements included herein and the Liquidity and Capital Resources section herein.
Source:    PEMEX’s condensed consolidated interim financial statements as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under “IFRS Accounting Standards” (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2025, prepared in accordance with IFRS as issued by the IASB.
Capitalization of PEMEX

The following table sets forth our capitalization as of June 30, 2026:

	As of June 30, 2026 (1)
	(millions of pesos or U.S. dollars)

Long-term leases, net of current portion(2)	Ps.	30,185	U.S.$	1,728
Long-term foreign debt, net of current portion	1,074,136		61,485
Long-term domestic debt, net of current portion	65,923		3,773
Total long-term debt, net of current portion(3)	1,140,059		65,258
Total long-term leases and long-term debt, net of current portion	1,170,244		66,986
Certificates of Contribution “A”(4)	1,848,474		105,808
Mexican Government contributions	66,731		3,820
Legal reserve	1,002		57
Accumulated other comprehensive result	37,226		2,131
Accumulated deficit from prior years	(3,771,577)		(215,889)
Net (loss) for the period(5)	(27,968)		(1,601)
Total controlling interest	(1,846,112)		(105,674)
Total non-controlling interest	(277)		(16)
Total equity (deficit)	(1,846,389)		(105,690)
Total capitalization(6)	(676,145)		(38,704)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from June 30, 2026 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.17.4700 = U.S.$1.00 as of June 30, 2026. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps.9,047 million (U.S.$518 million) as of June 30, 2026.
(3)Total long-term debt does not include short-term debt of Ps.213,100 million (U.S.$12,198 million) as of June 30, 2026.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps.(0.4) thousand (U.S.$0.0 thousand) for the six-month period ended June 30, 2026.
(6)Refers to Total long-term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025.

Results of Operations
Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the six months ended June 30, 2026 compared to the six months ended June 30, 2025

General

The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our condensed consolidated interim financial statements included in this report beginning on page F-1.

	Six months ended
	June 30,
	2026(1)				2025
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	576,207	U.S.$	32,983	Ps.	490,924
Export	298,895		17,109		295,198
Services income	1,037		59		1,088
Total revenues	876,139		50,151		787,210
(Impairment) of wells, pipelines, properties, plant and equipment, net	(699)		(40)		(40,194)
Cost of sales	647,025		37,036		587,829
Gross income	228,415		13,075		159,187
Distribution, transportation and sale expenses	7,670		439		11,267
Administrative expenses	96,422		5,519		104,462
Other revenues	4,186		240		16,435
Other expenses	3,520		202		7,406
Operating income	124,989		7,155		52,487
Welfare oil duty	116,951		6,694		103,068
Income (loss) before financing (cost) income, net	8,038		461		(50,581)
Financing income	13,886		795		7,088
Financing cost	77,877		4,458		79,869
Derivative financial instruments (cost) income, net	(12,334)		(706)		20,932
Foreign exchange income — net	40,332		2,309		119,627
Profit sharing in associates	381		22		366
(Loss) income before duties, taxes and other	(27,574)		(1,577)		17,563
Total duties, taxes and other	394		23		1,377
Net (loss) income	(27,968)		(1,600)		16,186
Total other comprehensive results	(13,058)		(747)		(132,537)
Total comprehensive (loss)	(41,026)		(2,347)		(116,351)
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.17.4700 = U.S.$1.00 at June 30, 2026. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025.

Total Revenues

Total revenues increased by 11.3% or Ps. 88.9 billion in the six-month period ended June 30, 2026, from Ps. 787.2 billion in the six-month period ended June 30, 2025 to Ps. 876.1 billion in the six-month period ended June 30, 2026. This increase in total revenues was mainly due to (i) an increase in the sales volume of domestic sales of Magna gasoline and diesel (Ps. 43.1 billion), (ii) an increase in the sales price of Magna gasoline, Premium gasoline, diesel and jet fuel for domestic sales (Ps.42.1 billion) and (iii) an increase in the price of export sales (Ps.59.5 billion), mainly of crude oil. This increase was partially offset by a decrease in the volume of export sales of crude oil (Ps. 22.0 billion) and a decrease in foreign currency variations (Ps. 33.8 billion).

From January 1 to June 30, 2026, the average Mexican export crude oil price was U.S. $81.08 per barrel, as compared to U.S. $62.89 per barrel for the six-month period ended June 30, 2025.

Domestic Revenues

Domestic revenues increased by 17.4% or Ps. 85.3 billion in the six-month period ended June 30, 2026, from Ps. 490.9 billion in the six-month period ended June 30, 2025 to Ps. 576.2 billion in the six-month period ended June 30, 2026, mainly due to increases in the sales volume of Magna gasoline and diesel, as well as an increase in the average sales price of Magna gasoline, Premium gasoline, diesel and jet fuel.

Domestic sales of petroleum products increased by 21.0% in the six-month period ended June 30, 2026, from Ps. 435.5 billion in the six-month period ended June 30, 2025 to Ps. 526.8 billion in the six-month period ended June 30, 2026, mainly due to a 12.3% increase in the sales volume of Magna gasoline and an 18.0% increase in the sales volume of diesel.

Domestic sales of natural gas decreased by 19.3% or Ps.2.8 billion in the six-month period ended June 30, 2026, from Ps. 14.5 billion in the six-month period ended June 30, 2025 to Ps. 11.7 billion in the six-month period ended June 30, 2026, primarily due to a decrease in its sales price.

Domestic sales of liquefied petroleum gas decreased by 22.4% or Ps. 5.9 billion in the six-month period ended June 30, 2026, from Ps. 26.3 billion in the six-month period ended June 30, 2025 to Ps. 20.4 billion in the six-month period ended June 30, 2026. This decrease was primarily due to a 21.8% decrease in its average sales price.
Export Revenues

Export revenues increased by 1.3% in peso terms in the six-month period ended June 30, 2026 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 295.2 billion in the six-month period ended June 30, 2025, to Ps. 298.9 billion in the six-month period ended June 30, 2026. This increase was mainly due to an increase in the price of export sales, particularly of crude oil, partially offset by a decrease in the volume of export sales of crude oil and a decrease in foreign currency variations. From January 1, 2026 to June 30, 2026, the average Mexican export crude oil price was U.S. $81.08 per barrel, as compared to U.S. $62.89 per barrel for the six-month period ended June 30, 2025.

Crude oil sales decreased by 20.8% in the six-month period ended June 30, 2026, from Ps. 143.5 billion in the six-month period ended June 30, 2025, to Ps. 113.7 billion in the six-month period ended June 30, 2026, and decreased by 7.0% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$7.1 billion in the six-month period ended June 30, 2025, to U.S.$6.6 billion in the six-month period ended June 30, 2026, primarily due to a 28.0% decrease in the sales volume of crude oil. The average price per barrel of crude oil exports in the six-month period ended June 30, 2026, was U.S. $81.08, compared to U.S. $62.89 in the six-month period ended June 30, 2025.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, decreased by 0.8%, from Ps.38.7 billion in the six-month period ended June 30, 2025, to Ps.38.4 billion in the six-month period ended June 30, 2026, primarily due to a 39.0% decrease in the sales volume of fuel oil.

For the six-month period ended June 30, 2026, the average exchange rate of the U.S. dollar against the peso was Ps.17.4815 = U.S.$1.00, as compared to Ps.19.9844 = U.S. $1.00 during the same period of 2025, representing an appreciation of the peso against the U.S. dollar of Ps.2.5029 or 12.5%, which had an unfavorable effect on our export sales of Ps.33.8 billion in the six-month period ended June 30, 2026.
Cost of Sales

Cost of sales increased by 10.1%, from Ps. 587.8 billion in the six-month period ended June 30, 2025 to Ps. 647.0 billion in the six-month period ended June 30, 2026. This increase was mainly due to (i) a Ps. 31.4 billion increase in the purchase price of imported products, mainly gasoline, jet fuel and crude oil, (ii) a Ps.14.6 billion increase in depreciation and amortization, (iii) a Ps.9.0 billion increase in impairment of leases, (iv) a Ps.8.5 billion increase in variation of inventory, due to the variations in standard and real costs and the difference between the balances as of the beginning of the year and the end of the period; and (v) a Ps.7.9 billion increase in freight costs.
Impairment of Wells, Pipelines, Properties, Plant and Equipment, Net

Net impairment of wells, pipelines, properties, plant and equipment decreased by Ps. 39.5 billion in the six-month period ended June 30, 2026, from a net impairment of Ps. 40.2 billion for the six-month period ended June 30, 2025 to a net impairment of Ps. 0.7 billion in the six-month period ended June 30, 2026. This decrease in net impairment was primarily due to the fact that our Exploration and Extraction segment did not recognize an impairment in the six-month period ended June 30, 2026.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses decreased by Ps.11.6 billion in the six-month period ended June 30, 2026, from Ps.115.7 billion in the six-month period ended June 30, 2025 to Ps.104.1 billion in the six-month period ended June 30, 2026, mainly due to a decrease in the provision related to ongoing legal proceedings.
Other Revenues

Other revenues decreased by Ps. 12.2 billion in the six-month period ended June 30, 2026, from Ps. 16.4 billion in the six-month period ended June 30, 2025 to Ps. 4.2 billion in the six-month period ended June 30, 2026. This decrease was mainly attributable to the Ps. 9.3 billion in income recognized during the six-month period ended June 30, 2025 from the recovery of insurance claims related to the fire on the Nohoch-A platform in 2023, which did not recur during the six-month period ended June 30, 2026.
Other Expenses

Other expenses decreased by Ps. 3.9 billion in the six-month period ended June 30, 2026, from Ps. 7.4 billion in the six-month period ended June 30, 2025 to Ps. 3.5 billion in the six-month period ended June 30, 2026. This decrease was mainly due to a Ps. 5.7 billion decrease in the cost of provisions related to ongoing legal proceedings.

Welfare Oil Duty
For the six-month period ended June 30, 2026, the Welfare Oil Duty incurred was Ps. 117.0 billion, a Ps. 13.9 billion increase compared to the Ps. 103.1 billion incurred in the six-month period ended June 30, 2025, mainly due an increase in the value of our hydrocarbon production.
Financing Income
Financing income increased by Ps. 6.8 billion in the six-month period ended June 30, 2026, from Ps. 7.1 billion in the six-month period ended June 30, 2025 to Ps. 13.9 billion in the six-month period ended June 30, 2026. This increase was mainly due to the effect of price adjustments on our accounts receivable related to the export sale of hydrocarbons.
Financing Cost

Financing costs decreased by Ps. 2.0 billion in the six-month period ended June 30, 2026, from Ps. 79.9 billion in the six-month period ended June 30, 2025 to Ps. 77.9 billion in the six-month period ended June 30, 2026, mainly due to the effect of lower debt interest costs due to the execution of a liability management strategy consisting mainly in a tender offer and redemption of certain notes in the second half of 2025.
Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income decreased by Ps. 33.2 billion in the six-month period ended June 30, 2026, from a derivative financial instruments income of Ps. 20.9 billion in the six-month period ended June 30, 2025 to a derivative financial instruments cost of Ps. 12.3 billion in the six-month period ended June 30, 2026. This decrease was mainly as a result of (i) a negative effect in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (ii) a net increase in the fair value of other derivative financial instruments, such as currency options and crude oil options.

Foreign Exchange Income (Loss), Net

A substantial portion of our debt, 88.8% as of June 30, 2026, is denominated in foreign currencies. Foreign exchange income, net, decreased by Ps. 79.3 billion, from a foreign exchange income of Ps. 119.6 billion in the six-month period ended June 30, 2025 to a foreign exchange income of Ps. 40.3 billion in the six-month period ended June 30, 2026, primarily as a result of lower appreciation of the peso relative to the U.S. dollar during the six-month period ended June 30, 2026, as compared to the six-month period ended June 30, 2025. The value of the peso in U.S. dollar terms appreciated by 6.8%, from Ps. 20.2683 = U.S. $1.00 as of December 31, 2024, to Ps.18.8928 = U.S. $1.00 as of June 30, 2025, as compared to a 2.8% appreciation of the peso in U.S. dollar terms from Ps. 17.9667 = U.S. $1.00 as of December 31, 2025 to Ps.17.4700 = U.S. $1.00 as of June 30, 2026.
Total Duties, Taxes and Other
The total duties and taxes incurred decreased Ps. 1.0 billion in the six-month period ended June 30, 2026, from a tax expense of Ps. 1.4 billion in the six-month period ended June 30, 2025, to a tax expense of Ps. 0.4 billion in the six-month period ended June 30, 2026.
Net (Loss) Income

In the six-month period ended June 30, 2026, we had a net loss of Ps. (28.0) billion, as compared to a net income of Ps. 16.2 billion in the six-month period ended June 30, 2025. This decrease in net income was explained by the following factors:

•a Ps. 59.2 billion increase in cost of sales;
•a Ps. 13.9 billion increase in the Welfare Oil Duty;
•a Ps. 12.2 billion decrease in other revenues;
•a Ps. 79.3 billion decrease in exchange income; and
•a Ps. 33.2 billion decrease in the income of derivative financial instruments;
offset by:
•a Ps. 88.9 billion increase in total revenues, mainly due to an increase in the sales volume of domestic sales;
•a Ps. 39.5 billion decrease in impairment of fixed assets;
•a Ps. 11.6 billion decrease in administrative expenses and distribution, transportation and sale expenses;
•a Ps. 3.9 billion decrease in other expenses;
•a Ps. 6.8 billion increase in financing income;
•a Ps. 2.0 billion decrease in financing costs; and
•a Ps. 1.0 billion decrease in taxes and other duties.

Total Other Comprehensive Results

In the six-month period ended June 30, 2026, we reported total other comprehensive loss of Ps. (13.1) billion as compared to total other comprehensive loss of Ps. (132.5) billion in the six-month period ended June 30, 2025.This improvement was primarily due to the recognition of Ps. 95.6 billion of actuarial losses during the six-month period ended June 30, 2025, attributable to a decrease in the discount and return on plan assets rates from 11.28% as of December 31, 2024 to 10.30% as of June 30, 2025, which did not recur during the six-month period ended June 30, 2026.

Results of Operations of PEMEX—For the three months ended June 30, 2026 compared to the three months ended June 30, 2025

	Three months ended
	June 30,
	2026(1)				2025
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	328,057	U.S.$	18,778	Ps.	252,665
Export	181,811		10,407		138,391
Services income	576		33		565
Total revenues	510,443		29,218		391,621
Reversal of impairment (impairment) of wells, pipelines, properties, plant and equipment, net	13,623		780		(34,573)
Cost of sales	384,356		22,001		306,874
Gross income	139,710		7,997		50,173
Distribution, transportation and sale expenses	3,944		226		7,023
Administrative expenses	49,473		2,832		57,546
Other revenues	1,281		73		4,073
Other expenses	2,091		120		777
Operating income (loss)	85,483		4,893		(11,100)
Welfare oil duty	69,251		3,964		47,226
Operating income (loss) after Welfare oil duty	16,232		929		(58,325)
Financing income	2,453		140		2,318
Financing cost	46,712		2,674		38,467
Derivative financial instruments (cost) income, net	(2,367)		(135)		19,085
Foreign exchange income — net	49,267		2,820		134,685
Profit sharing in associates	191		11		299
Income before duties, taxes and other	19,064		1,091		59,595
Total duties, taxes and other	1,040		60		79
Net income	18,024		1,032		59,516
Total other comprehensive results	(16,132)		(923)		(38,246)
Total comprehensive income	1,892		108		21,270
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.17.4700 = U.S.$1.00 at June 30, 2026. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the three-month periods ended June 30, 2026 and 2025.

Total Revenues

Total revenues increased by 30.3% or Ps. 118.7 billion in the three-month period ended June 30, 2026, from Ps. 391.7 billion in the three-month period ended June 30, 2025 to Ps. 510.4 billion in the three-month period ended June 30, 2026. This increase in total revenues was mainly due to (i) an increase in the sales volume of domestic sales of Magna gasoline and diesel of Ps. 19.8 billion, (ii) an increase in the sales price of Magna gasoline, Premium gasoline, diesel and jet fuel for domestic sales of Ps.55.6 billion, (iii) an increase in the volume of export sales of Ps.4.3 billion, mainly distillates and crude oil, and (iv) an increase in the weighted average price of Mexican crude oil for export sales of Ps.57.8 billion. This increase was partially offset by a decrease of Ps. 18.6 billion attributable to foreign currency variations.

From April 1 to June 30, 2026, the weighted average Mexican export crude oil price was U.S. $79.85 per barrel, as compared to U.S. $63.58 per barrel for the three-month period ended June 30, 2025.
Domestic Revenues

Domestic revenues increased by 29.8% or Ps. 75.4 billion in the three-month period ended June 30, 2026, from Ps. 252.7 billion in the three-month period ended June 30, 2025 to Ps. 328.1 billion in the three-month period ended June 30, 2026. This increase was mainly due to increases in the sales volume of Magna gasoline and diesel, as well as an increase in the average sales price of Magna gasoline, Premium gasoline, diesel and jet fuel. This increase was partially offset by a decrease in the average sales price of natural and liquefied petroleum gas.

Domestic sales of petroleum products increased by 35.0% or Ps. 78.4 billion in the three-month period ended June 30, 2026, from Ps. 223.7 billion in the three-month period ended June 30, 2025, to Ps. 302.1 billion in the three-month period ended June 30, 2026, mainly due to a 18.3% increase in the sales volume of Magna gasoline and a 20.3% increase in the sales volume of diesel.

Domestic sales of natural gas decreased by 15.7% or Ps.1.1 billion in the three-month period ended June 30, 2026, from Ps. 7.0 billion in the three-month period ended June 30, 2025 to Ps. 5.9 billion in the three-month period ended June 30, 2026, primarily due to a decrease in sales price.

Domestic sales of liquefied petroleum gas decreased by 15.5% or Ps.1.8 billion in the three-month period ended June 30, 2026, from Ps. 11.6 billion in the three-month period ended June 30, 2025, to Ps. 9.8 billion in the three-month period ended June 30, 2026, mainly due to a 68.5% decrease in its average sales price, partially offset by a 168.0% increase in sales volume.

Export Revenues

Export revenues increased by 31.4% in peso terms in the three-month period ended June 30, 2026 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps. 138.4 billion in the three-month period ended June 30, 2025 to Ps. 181.8 billion in the three-month period ended June 30, 2026, mainly due to an increase in the weighted average price of Mexican crude oil for export sales partially offset by a decrease in the foreign currency variations. From April 1, 2026 to June 30, 2026, the weighted average Mexican export crude oil price was U.S. $79.85 per barrel, as compared to U.S. $63.58 per barrel for the three-month period ended June 30, 2025.

Crude oil sales increased by 17.4% in the three-month period ended June 30, 2026, from Ps. 62.5 billion in the three-month period ended June 30, 2025, to Ps. 73.4 billion in the three-month period ended June 30, 2026, and increased by 35.5% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$3.1 billion in the three-month period ended June 30, 2025, to U.S.$4.2 billion in the three-month period ended June 30, 2026, primarily due to an increase in the sale price of crude oil. The weighted average Mexican export crude oil price was U.S. $79.85 per barrel, as compared to U.S. $63.58 per barrel for the three-month period ended June 30, 2025.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 30.2%, from Ps.16.9 billion in the three-month period ended June 30, 2025, to Ps.22.0 billion in the three-month period ended June 30, 2026, primarily due to a Ps.6.8 billion increase in sales of refining products, offset by a Ps.2..2 billion decrease in volume of fuel oil sales.

For the three-month period ended June 30, 2026, the average exchange rate of the U.S. dollar against the peso was Ps. 17.5106 = U.S.$1.00, as compared to Ps. 20.1646 = U.S. $1.00 during the same period of 2025, representing an appreciation of the peso against the U.S. dollar of Ps. 2.6540, or 13.2%, which had a unfavorable effect on our export sales of Ps. 18.6 billion in the three-month period ended June 30, 2026.

Cost of Sales

Cost of sales increased by 25.3%, from Ps. 306.9 billion in the three-month period ended June 30, 2025 to Ps. 384.4 billion in the three-month period ended June 30, 2026. This increase was mainly due to: (i) a Ps. 60.1 billion increase in purchases of hydrocarbons including purchases of crude oil from third parties; (ii) a Ps.19.7 billion increase in variation of inventory, due to the variations in standard and real costs and the difference between the balances as of the beginning and the end of the period; (iii) an increase in impairment of leases of Ps. 9.0 billion; and (iv) a Ps.7.3 billion increase in depreciation and amortization. This increase was partially offset by (i) a Ps. 11.9 billion decrease related to unsuccessful wells and exploration costs and (ii) a Ps. 4.0 billion decrease in maintenance costs.
Impairment of Wells, Pipelines, Properties, Plant and Equipment

Impairment of wells, pipelines, properties, plant and equipment decreased by Ps. 48.2 billion in the three-month period ended June 30, 2026, from a net impairment of Ps. 34.6 billion in the three-month ended June 30, 2025 to a net reversal of impairment of Ps. 13.6 billion in the three-month period ended June 30, 2026. This net reversal of impairment was primarily due to (i) a net reversal of impairment of Ps. 15.8 billion in the cash-generating unit of the Energy Transformation segment, mainly due to a decrease in the discount rate; and (ii) no recognition of impairment in the cash-generating unit of Exploration and Extraction due to no deterioration being observed.
Administrative Expenses and Distribution, Transportation and Sale Expenses
Administrative expenses and distribution, transportation and sale expenses decreased by Ps. 11.2 billion in the three-month period ended June 30, 2026, from Ps. 64.6 billion in the three-month period ended June 30, 2025 to Ps. 53.4 billion in the three-month period ended June 30, 2026, mainly due to decrease in provision for pending lawsuits.
Other Revenues

Other revenues decreased by Ps. 2.8 billion in the three-month period ended June 30, 2026, from Ps. 4.1 billion in the three-month period ended June 30, 2025 to Ps. 1.3 billion in the three-month period ended June 30, 2026, mainly due to lower recovery of insurance claims in the amount of Ps.1.7 billion.
Other Expenses

Other expenses increased by Ps. 1.3 billion in the three-month period ended June 30, 2026, from Ps. 0.8 billion in the three-month period ended June 30, 2025 to Ps. 2.1 billion in the three-month period ended June 30, 2026. This increase was mainly due to a Ps. 2.0 billion increase in miscellaneous expenses offset by a Ps. 0.4 billion reduction in the disposal of fixed assets.
Welfare Oil Duty
For the three-month period ended June 30, 2026, the Welfare Oil Duty incurred was Ps. 69.3 billion, a Ps. 22.1 billion increase compared to the Ps. 47.2 billion incurred in the three-month period ended June 30, 2025, mainly due to an increase in the average price of the hydrocarbon production.
Financing Income
Financing income remained flat in the three-month period ended June 30, 2026, from Ps. 2.3 billion in the three-month period ended June 30, 2025, to Ps. 2.5 billion in the three-month period ended June 30, 2026.
Financing Cost

Financing costs increased by Ps. 8.2 billion in the three-month period ended June 30, 2026, from Ps. 38.5 billion in the three-month period ended June 30, 2025, to Ps. 46.7 billion in the three-month period ended June 30, 2026, mainly due to the recognition of accrued interest on long-term contractual liabilities.

Derivative Financial Instruments Income (Cost), Net

Derivative financial instruments income decreased by Ps. 21.5 billion in the three-month period ended June 30, 2026, from a derivative financial instruments income of Ps. 19.1 billion in the three-month period ended June 30, 2025 to a derivative financial instruments cost of Ps. 2.4 billion in the three-month period ended June 30, 2026, mainly as a result of (i) a negative effect in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated and (ii) a net increase in other derivative financial instruments, such as currency options and crude oil options.
Foreign Exchange Income (Loss), Net

A substantial portion of our debt, 88.8% as of June 30, 2026, is denominated in foreign currencies. Our exchange income, net, decreased by Ps. 85.4 billion in the three-month period ended June 30, 2026, from a foreign exchange income of Ps. 134.7 billion in the three-month period ended June 30, 2025 to a foreign exchange income of Ps. 49.3 billion in the three-month period ended June 30, 2026, primarily as a result of an 3.3% appreciation of the peso relative to the U.S. dollar during the three-month period ended June 30, 2026, as compared to the appreciation of the peso against the U.S. dollar for the three-month period ended June 30, 2025. The value of the peso in U.S. dollar terms appreciated by 7.0%, from Ps. 20.3182 = U.S. $1.00 as of March 31, 2025, to Ps. 18.8928 = U.S. $1.00 as of June 30, 2025, as compared to a 3.3% appreciation of the peso in U.S. dollar terms from Ps. 18.0667 = U.S. $1.00 as of March 31, 2026 to Ps. 17.4700 = U.S. $1.00 as of three-month period ended June 30, 2026.

Net Income

In the three-month period ended June 30, 2026, we had a net income of Ps.18.0 billion, as compared to a net income of Ps. 59.6 billion in the three-month period ended June 30, 2025. This decrease in net income was primarily explained by the following factors:

•a Ps. 77.5 billion increase in cost of sales;
•a Ps. 2.8 billion decrease in other revenues;
•a Ps. 1.3 billion increase in other expenses;
•a Ps. 22.1 billion increase in the Welfare Oil Duty;
•a Ps. 8.2 billion increase in financing cost;
•a Ps. 21.5 billion increase in the cost of derivative financial instruments;
•a Ps. 85.4 billion decrease in exchange income; and
•a Ps. 1.0 billion increase in taxes and other duties,
partially offset by:
•a Ps. 118.7 billion increase in total revenues, mainly due to an increase in the weighted average price of Mexican crude oil for export sales;
•a Ps. 48.2 billion decrease in impairment of fixed assets; and
•a Ps. 11.2 billion decrease in administrative expenses and distribution, transportation and sale expenses.
Total Other Comprehensive Results

In the three-month period ended June 30, 2026, we had total other comprehensive losses of Ps. (16.1) billion as compared to total other comprehensive loss of Ps. (38.2) billion in the three-month period ended June 30, 2025, primarily due to a Ps. 22.1 billion reduction in the loss from the currency translation effect in the three-month period ended June 30, 2026, compared with the same period of 2025.

Liquidity and Capital Resources

Overview

During the six-month period ended June 30, 2026, our liquidity position decreased to Ps.216.6 billion due to lower available cash. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position represented a decrease of Ps.20.3 billion from our Ps.236.9 billion position as of December 31, 2025.

Our principal use of funds in the first six months of 2026 was the payment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.337.9 billion from borrowings and with Ps.100.4 billion received in equity capital contributions from the Mexican Government.

As of June 30, 2026, we owed our suppliers Ps.374.3 billion, a 14.3% decrease as compared to the Ps.436.7 billion owed as of December 31, 2025. Despite these obligations, we believe net cash flows from our operating and financing activities, available cash from our available credit lines, equity contributions and cash and cash equivalents, are likely to be sufficient to meet our working capital, debt service and capital expenditure requirements for the remainder of 2026. Our ability to raise cash from financing activities and any further contributions from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.

The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2026, provides for our incurrence of up to Ps.261.6 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
As of June 30, 2026, our total indebtedness, including accrued interest, was Ps.1,353.2 billion (U.S. $77.5 billion) in nominal terms, which represented an 11.6% decrease compared to our total indebtedness, including accrued interest, of Ps.1,531.3 billion as of December 31, 2025. Ps.472.2 billion (U.S. $27.0 billion) of our existing debt as of June 30, 2026, or 34.9%, is scheduled to mature in the next three years. Our working capital position improved, moving from a negative working capital of Ps.530.5 billion as of December 31, 2025, to a negative working capital of Ps.355.3 billion (U.S. $20.3 billion) as of June 30, 2026. Our level of debt may increase further in the short or medium term as a result of new financing activities or future depreciation of the Mexican peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 18-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 37.6% of our total liabilities as of June 30, 2026 and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of June 30, 2026, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps.1,506.5 billion.
Credit ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico.
Any downgrade of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations. If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview” in our Form 20-F.
Going Concern

Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Note 18 F to our condensed consolidated interim financial statements included herein, there exists significant doubt concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Note 18 F to our condensed consolidated interim financial statements included herein. We continue operating as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of June 30, 2026 and December 31, 2025.

	June 30, 2026		December 31, 2025
	(millions of pesos)
Borrowing base under lines of credit	Ps.	77,938	Ps.	74,233
Cash and cash equivalents	138,678		162,651
Liquidity	Ps.	216,617	Ps.	236,884
As of June 30, 2026, we had U.S.$4,150 million and Ps.19,000 million in credit lines in order to provide liquidity, of which U.S.$3,350 million and Ps.19,000 million were available.

As of December 31, 2025, the outstanding amount under PMI Trading’s revolving credit line was U.S. $206 million. From January 1 to June 30, 2026, PMI Trading obtained U.S.$400 million from its revolving credit line and repaid U.S.$400 million. As of June 30, 2026, the outstanding amount under this revolving credit line was U.S.$206 million and the available amount was U.S.$24 million.
Cash Flows from Operating, Financing and Investing Activities

During the first six months of 2026, net cash flows from operating activities decreased to Ps.86.0 billion, as compared to Ps.98.8 billion in the first six months of 2025. Net cash flows used in investing activities totaled Ps.(68.8) billion in the first six months of 2026, as compared to Ps.(93.0) billion in the same period of 2025. Net cash flows used in financing activities totaled Ps.(39.6) billion in the first six months of 2026, as compared to net cash flows from financing activities of Ps.10.1 billion in the same period of 2025.

As of June 30, 2026, our cash and cash equivalents totaled Ps.138.7 billion, as compared to Ps.162.7 billion as of December 31, 2025. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

The following table summarizes our sources and uses of cash for the six-month periods ended June 30, 2026 and 2025:

	For the six-month period ended June 30,
	2026		2025
	(millions of pesos)
Net cash flows from operating activities	Ps.	85,955	Ps.	98,803
Net cash flows (used in) investing activities	(68,810)		(92,996)
Net cash flows (used in) from financing activities	(39,559)		10,078
Net (decrease) increase in cash and cash equivalents	Ps.	(22,414)	Ps.	15,885
________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

For our financing activities for the period from July 1, 2026 to August 28, 2026, see Note 20 to our condensed consolidated interim financial statements included herein. As of June 30, 2026, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures

As of June 30, 2026, the adjusted capital expenditures budget of Ps.129.6 billion represented a decrease of 1.8% in comparison to the initial budget for 2026. The decrease is explained mainly by the net effect of a reduction in our Exploration and Extraction segment partially offset by an increase in our Industrial Processes segment, and an increase in our Logistics and Support Processes business lines. The adjusted budget represents a decrease of 41.0% as compared to capital expenditures in 2025.

As of June 30, 2026, we have spent Ps.48.2 billion, or 37.2%, of the total capital expenditures budget for 2026.
Capital expenditures amounts are derived from the budgetary records of Petróleos Mexicanos, our Exploration and Extraction, Industrial Processes and Energy Transformation segments and our Logistics, Merchandising and Support Processes business lines as of December 31, 2025. These amounts were prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps.71.9 billion included in our condensed consolidated interim financial statements prepared in accordance with IFRS.
In addition to the capital expenditures budget for 2026, Ps.9.3 billion in financial investment is included as capital contributions to PTI Infraestructura de Desarrollo, S.A. de C.V., our subsidiary that operates the Olmeca refinery, with Ps.6.7 billion for raw material transport infrastructure, product removal and storage of the Olmeca refinery, Ps.1.6 billion to subsidiary companies of the fertilizers business line and Ps.1.0 billion for Servicios Logísticos y Recursos Estratégicos, S.A. de C.V.

The following table shows our original and adjusted capital expenditures budget for 2026 by business line. This information excludes non-capitalizable maintenance, as well as amounts spent as of June 30, 2026.
Capital Expenditures by Business Line

	2026 Original Budget (1)		2026 Adjusted Budget (2)		Actual spent as of June 30, 2026
	(millions of pesos)
Capital expenditures
Exploration and Extraction	Ps.	86,693	Ps.	81,683	Ps.	26,869
Industrial Processes
Refining	26,873		24,452		14,865
Petrochemicals	2,920		7,910		1,385
Total	29,793		32,362		16,250
Energy Transformation	4,339		4,339		903
Logistics (3)	8,954		8,963		3,906
Merchandising (3)(4)	93		93		33
Support Processes (3)(4)	2,135		2,141		197
Total capital expenditures	Ps.	132,007	Ps.	129,581	Ps.	48,158

Total financial investment	Ps. 11,871		Ps.	9,302	Ps.	5,661
Note: Numbers may not total due to rounding.
n.a.: Not applicable.
(1) Amended budget was authorized on February 27, 2026. The original budget was published in the Official Gazette of the Federation on November 21, 2025.
(2) Adjusted budget authorized on June 30, 2026.
(3) This activity is included as a part of Other Operating Subsidiary Companies segment.

(4) This business activity provides services to our Exploration and Extraction, Industrial Processes, Energy Transformation business segments and our Logistics Operations business line.

Source: Petróleos Mexicanos

Business Overview

Production

Our selected summary operating data is set forth below.

	Six months ended June 30,
	2026		2025		Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,638		1,605		33.0	2.1
Natural gas (mmcfpd) (2)(3)	3,908		3,504		404.0	11.5
Petroleum products (tbpd) (4) (5)	1,120		997		123.0	12.3
Dry gas from plants (mmcfpd)	1,763		1,686		77.0	4.6
Natural gas liquids (tbpd)	121		130		(9.0)	(6.9)
Petrochemicals (tt) (5)	670		558		112.0	20.1

Average crude oil exports (tbpd) (6)
Olmeca	57.6		73.5		(15.9)	(21.6)
Isthmus (7)	109.2		120.3		(11.1)	(9.2)
Maya (8)	285.8		411.4		(125.6)	(30.5)
Zapoteco	—		23.0		(23.0)	(100.0)
Total	452.6		628.2		(175.6)	(28.0)

Value of crude oil exports (value in millions of U.S. dollars) (6)(7)(8)	U.S.$	6,698.8	U.S.$	7,097.3	(398.5)	(5.6)

Average PEMEX crude oil export prices per barrel (9)
Olmeca	U.S.$	86.11	U.S.$	64.37	21.7	33.8
Isthmus (10)	85.83		66.10		19.7	29.8
Maya (11)	79.64		60.83		18.8	30.9
Altamira	66.41		59.37		7.0	11.9
Zapoteco	—		65.89		(65.9)	(100.0)
Weighted average price (13)	U.S.$	81.76	U.S.$	62.41	19.4	31.0

West Texas Intermediate crude oil average price per barrel (14)	U.S.$	83.92	U.S.$	67.75	16.2	23.9
Note: Numbers may not total due to rounding.
Tbpd = thousands of barrels per day.
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons.
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Production of finished gasoline available for commercialization, diesel, jet fuel and others.
(5)Reflects adjustments made to Pemex BDI in the quarter ended June 30, 2025.

(6)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of June 30, 2026.
(7)Includes Mexican Blend Salina Cruz (MXBSC) crude oil.
(8)Includes heavy crude oil Altamira and Talam.
(9)Average price during period indicated based on billed amounts.
(10)Excludes MXBSC crude oil.
(11)Excludes heavy crude oil Altamira and Talam.
(12)On August 28, 2026, the weighted average price of our crude oil export mix was U.S.$79.90 per barrel.
(13)On August 28, 2026, the West Texas Intermediate crude oil spot price was U.S.$83.40 per barrel.

Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids increased by 2.1% in the first six months of 2026, from 1,605 thousand barrels per day in the first six months of 2025 to 1,638 thousand barrels per day in the first six months of 2026. This increase was mainly due to:

•a 6.8% increase in the production of liquids in light crude oil, mainly by the onshore fields Bakte, Ixachi and Koban; partially offset by

•a 2.3% decrease in the production of heavy crude oil, mainly due to the natural decline of the Zaap offshore field.

Production of natural gas increased by 11.5% during the first six months of 2026, from 3,504 million cubic feet per day in the first six months of 2025 to 3,908 million cubic feet per day in the same period of 2026. This increase was primarily due to production from the Ixachi and Bakte fields.

Production of refined petroleum products increased by 123 thousand barrels per day or 12.3% during the first six months of 2026, increasing from 997 thousand barrels per day in the first six months of 2025 to 1,120 thousand barrels per day in the first six months of 2026.

Production of finished gasoline, diesel and jet fuel during the six-month period ended June 30, 2026 was 421 thousand barrels per day, 270 thousand barrels per day and 49 thousand barrels per day respectively, for a total of 739 thousand barrels per day of distillates, representing an increase of 140 thousand barrels per day compared to the same period of the previous year. This increase was the result of our strategy to strengthen and consolidate the operational continuity of the National Refining System, with a focus on producing higher-value distillates and reducing fuel oil production.

During the first six months of 2026, the yield for gasoline, diesel, and jet fuel increased by 6.3 percentage points compared to the same period in 2025, increasing from 62.6% to 68.9% as a result of the strategy implemented by Pemex, mentioned above.

Fuel oil production decreased by 55 thousand barrels per day, from 231 thousand barrels per day in the first six months of 2025 to 176 thousand barrels per day in the same period of 2026. This reduction was the result of improvements in the reliability of processing units through the rehabilitation program of the National Refining System, the operation of the Olmeca Refinery, and the start-up of the Residual Utilization Project in the Tula refinery in July 2025, which maximize feedstock utilization and prioritize the production of gasoline and diesel.

Dry gas production increased by 4.6% during the first six months of 2026, as compared to the same period of 2025. This increase was mainly driven by higher gas production at the Nuevo Pemex, Burgos and Matapionche gas processing complexes.

Natural gas liquids production decreased by 6.9% during the first six months of 2026, as compared to the same period of 2025, primarily due to reduced production of gas liquids at the Ciudad Pemex, Cactus and La Venta gas processing complexes.

Petrochemicals production increased by 112 thousand tons or 20.1% during the first six months of 2026, as compared to the same period of 2025 as a result of increased plant availability due to the intensive rehabilitation and maintenance program at the processing plants in the Cangrejera, Morelos, and Cosoleacaque Petrochemical Complexes, which began in the third quarter of 2025.

Process

During the first six months of 2026, crude oil processing increased by 117 thousand barrels per day compared to the same period in 2025, rising from 957 thousand barrels per day to 1,074 thousand barrels per day. Notable examples are the Olmeca and Tula refineries, which, compared to the same half of 2025, recorded increases in their processing levels of 92 thousand barrels per day and 40 thousand barrels per day, respectively. In the case of the Olmeca refinery, this is a result of the operational continuity, with a gradual increase in the processing level, while at the Tula refinery, it is due to the continuous operation of the coking plant since July 2025.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Six months ended June 30,
	2026	2025	Change	%
Operating Highlights
Production
Petroleum products (tbpd)	324	303	21.0	6.9
Dry gas from plants (tbpd)	15	14	1.0	7.1
Natural gas liquids (tbpd)	11	12	(1.0)	(8.3)
Petrochemicals (tbpd)	16	15	1.0	6.7

Tbpd = thousands of barrels per day.

Source: Deer Park’s statistical and accounting information systems.

From January 1 to June 30, 2026, the Deer Park Refinery processed 313 thousand barrels per day of crude oil and produced 324 thousand barrels per day of petroleum products, of which 47% were distillates.

Servicios Logísticos y Recursos Estratégicos, S.A. de C.V.

Since July 2023, Servicios Logísticos y Recursos Estratégicos, S.A. de C.V. (formerly Gasolinas Bienestar, S.A.
de C.V. and Servicios Logísticos Integrales Mumiya, S.A. de C.V.), our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba.

Effective March 31, 2026, Gaslolinas Bienestar, S.A. de C.V. was renamed Servicios Logísticos Integrales
Mumiya, S.A. de C.V. Subsequently, effective May 22, 2026, Servicios Logísticos Integrales Mumiya, S.A. de C.V. was renamed Servicios Logísticos y Recursos Estratégicos, S.A. de C.V. and continues to operate under such new legal name as of the date of this report.

In the six months ended June 30, 2026, Servicios Logísticos y Recursos Estratégicos, S.A. de C.V. exported 0.9 thousand barrels per day of petroleum products in the aggregate amount of Ps.256.2 million (U.S.$14.7 million). Such sales represented 0.1% of total export sales. Sales by Servicios Logísticos y Recursos Estratégicos, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEOS MEXICANOS

By:	/s/ José Alberto Jiménez Hernández
Name: José Alberto Jiménez Hernández
Title: Associate Managing Director of Finance
Date: September 8, 2026
FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•exploration and extraction activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•changes in global trade policy, including the imposition of tariffs, trade barriers or other restrictions on our products;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemic or contagious disease;
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflicts in Gaza and Lebanon and the war involving Iran, Israel, the United States of America and several other countries in the Middle East— as well as disruptions in strategic maritime transport routes, including the Red Sea and the Strait of Hormuz;

•cybersecurity incidents and attacks, including disruptions to our information technology systems and unauthorized access to sensitive data;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;
•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and
•the effectiveness of our risk management policies and procedures.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2026 and December 31, 2025
(Figures stated in thousands, except as noted)

Assets	Note	June 30, 2026		December 31, 2025

Current assets:
Cash and cash equivalents	8,9	Ps.	138,678,322	162,651,289
Customers, net	7,8,10-A	139,667,846		111,994,478
Other financing receivables	8,10-B	35,339,404		23,720,662
Other non-financing receivables	10-B	63,952,194		64,469,829
Inventories	11	129,290,237		98,900,960
Government Bonds	14-A	—		21,435,936
Derivative financial instruments	8	5,857,255		14,534,464
Other current assets		2,142,703		4,528,422
Total current assets	6	514,927,961		502,236,040
Non-current assets:
Investments in associates	8	3,231,405		2,794,404
Wells, pipelines, properties, plant and equipment, net	12	1,560,471,541		1,618,916,044
Rights of use assets		27,409,159		37,841,299
Long-term notes receivable, net of current portion	8	804,531		893,152
Deferred income taxes and duties		7,997,706		7,464,412
Intangible assets, net	13	9,890,099		10,998,869
Other assets	14-B	38,944,939		38,322,791
Total non-current assets	6	1,648,749,380		1,717,230,971
Total assets		Ps.	2,163,677,341	2,219,467,011
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Financial Position
As of June 30, 2026 and December 31, 2025
(Figures stated in thousands, except as noted)

Liabilities	Note	June 30, 2026		December 31, 2025

Short-term debt and current portion of long-term debt	8,15	Ps.	213,100,025	345,227,971
Short-term leases	8	9,046,654		9,428,699
Suppliers	8	374,333,989		436,704,206
Short-term contractual liabilities	16	10,863,620		—
Income taxes and duties payable		93,331,614		95,424,966
Accounts and accrued expenses payable	8	88,325,649		67,884,889
Derivative financial instruments	8	81,194,801		78,106,329
Total current liabilities	6	870,196,352		1,032,777,060
Long-term liabilities:
Long-term debt, net of current portion	8,15	1,140,059,424		1,186,070,119
Long-term leases, net of current portion	8	30,184,958		31,755,581
Long-term contractual liabilities	16	244,524,393		193,033,065
Employee benefits		1,506,546,076		1,470,059,563
Provisions for sundry creditors	17	157,687,878		152,816,682
Other liabilities		56,755,562		54,678,031
Deferred income taxes		4,111,797		4,083,080
Total long-term liabilities	6	3,139,870,088		3,092,496,121
Total liabilities		Ps.	4,010,066,440	4,125,273,181
Equity (deficit)	6,18
Controlling interest:
Certificates of Contribution “A”		1,848,473,625		1,748,029,657
Mexican Government contributions		66,730,591		66,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		37,226,274		50,282,658
Accumulated deficit:
From prior years		(3,771,577,000)		(3,689,905,157)
Net (loss) for the year		(27,968,207)		(81,671,843)
Total controlling interest		(1,846,112,587)		(1,905,531,964)
Total non-controlling interest		(276,512)		(274,206)
Total equity (deficit)		(1,846,389,099)		(1,905,806,170)
Total liabilities and equity (deficit)		Ps.	2,163,677,341	2,219,467,011
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the six-month periods ended June 30, 2026 and 2025
(Figures stated in thousands, except as noted)

	Note	2026		2025
Net revenues
Domestic	6,7	Ps.	576,207,298	490,923,981
Export	6,7	298,894,831		295,198,265
Services income	6,7	1,036,838		1,088,279
Total revenues		876,138,967		787,210,525
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,12-E	(699,170)		(40,193,684)
Cost of sales	6	647,025,006		587,829,302
Gross income	6	228,414,791		159,187,539
Distribution, transportation and sale expenses	6	7,669,633		11,267,346
Administrative expenses	6	96,421,777		104,461,951
Other revenues	6	4,185,957		16,435,185
Other expenses	6	3,520,326		7,405,536
Operating income	6	124,989,012		52,487,891
Welfare oil duty	6	116,951,434		103,067,978
Operating income (loss) after Welfare oil duty	6	8,037,578		(50,580,087)
Financing income (1)	6	13,886,330		7,087,585
Financing cost (2)	6	77,876,697		79,868,780
Derivative financial instruments (cost) income, net	6	(12,334,279)		20,932,405
Foreign exchange income, net	6	40,331,652		119,627,066
Sum of financing income, financing cost, derivative financial instruments (cost) income, net and foreign exchange (loss), net		(35,992,994)		67,778,276
Profit sharing in associates	6	381,061		366,102
(Loss) income before duties, taxes and other		(27,574,355)		17,564,291
Income tax expense		394,222		1,376,867
Net (loss) income	6	Ps.	(27,968,577)	16,187,424
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		(13,058,320)		(36,971,023)
Items that will not be reclassified:
Actuarial (losses) - employee benefits, net of taxes		—		(95,566,136)
Total other comprehensive results		(13,058,320)		(132,537,159)
Total comprehensive (loss)		Ps.	(41,026,897)	(116,349,735)
Net (loss) income attributable to:
Controlling interest		(27,968,207)		16,193,513
Non-controlling interest		(370)		(6,089)
Net (loss) income		(27,968,577)		16,187,424
Other comprehensive results attributable to:
Controlling interest		(13,056,384)		(132,532,006)
Non-controlling interest		(1,936)		(5,153)
Total other comprehensive results		(13,058,320)		(132,537,159)
Comprehensive (loss):
Controlling interest		(41,024,591)		(116,338,493)
Non-controlling interest		(2,306)		(11,242)
Total comprehensive (loss)		Ps.	(41,026,897)	(116,349,735)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gains from changes in the discount rate applied to the provision for plugging of wells in 2026 and 2025.
(2)Mainly interest on debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended June 30, 2026 and 2025
(Figures stated in thousands, except as noted)

	Note	2026		2025
Net revenues
Domestic	6,7	Ps.	328,056,755	Ps.	252,664,591
Incentive for automotive fuels		—		—
Export	6,7	181,810,988		138,391,411
Services income	6,7	575,636		565,020
Total revenues		510,443,379		391,621,022
Reversal of impairment (impairment) of wells, pipelines, properties, plant and equipment, net	6	13,622,694		(34,573,356)
Cost of sales	6	384,356,219		306,874,481
Gross income	6	139,709,854		50,173,185
Distribution, transportation and sale expenses	6	3,943,851		7,022,655
Administrative expenses	6	49,473,420		57,546,077
Other revenues	6	1,280,692		4,073,061
Other expenses	6	2,090,691		777,253
Operating income (loss)	6	85,482,584		(11,099,739)
Welfare oil duty		69,250,688		47,225,596
Operating income (loss) after Welfare oil duty		16,231,896		(58,325,335)
Financing income (1)	6	2,453,345		2,318,433
Financing cost (2)	6	46,712,330		38,466,912
Derivative financial instruments (cost) income, net	6	(2,367,011)		19,084,845
Foreign exchange income, net	6	49,267,052		134,685,055
Sum of financing income, financing cost, derivative financial instruments income (cost), net and foreign exchange income (loss), net		2,641,056		117,621,421
Profit sharing in associates	6	191,438		298,801
Income before duties, taxes and other		19,064,390		59,594,887
Income tax expense		1,040,005		78,531
Total duties, taxes and other	6	1,040,005		78,531
Net income	6	Ps.	18,024,385	Ps.	59,516,356
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		Ps.	(16,132,211)	Ps.	(38,245,983)
Total other comprehensive results		(16,132,211)		(38,245,983)
Total comprehensive income		Ps.	1,892,174	Ps.	21,270,373
Net income (loss) attributable to:
Controlling interest		Ps.	18,023,182	Ps.	59,520,793
Non-controlling interest		1,203		(4,437)
Net income		Ps.	18,024,385	Ps.	59,516,356
Other comprehensive results attributable to:
Controlling interest		Ps.	(16,129,692)	Ps.	(38,240,802)
Non-controlling interest		(2,519)		(5,181)
Total other comprehensive results		Ps.	(16,132,211)	Ps.	(38,245,983)
Comprehensive income (loss):
Controlling interest		Ps.	1,893,490	Ps.	21,279,991
Non-controlling interest		(1,316)		(9,618)
Total comprehensive income		Ps.	1,892,174	Ps.	21,270,373
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gains from changes in the discount rate applied to the provision for plugging of wells in 2026 and 2025.
(2)Mainly interest on debt.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Changes in Equity (deficit)
For the six-month periods ended June 30, 2026 and 2025
(Figures stated in thousands, except as noted) (See Note 18)

	Controlling interest
					Accumulated other comprehensive result		Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions	Legal reserve	Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect	For the year	From prior years	Total		Non- controlling interest	Total Equity (deficit)
Balances as of December 31, 2024	Ps.	1,352,716,466	66,730,591	1,002,130	61,416,390	224,538,231	(780,415,854)	(2,909,489,303)	Ps.	(1,983,501,349)	(274,387)	Ps.	(1,983,775,736)
Transfer to accumulated deficit	—		—	—	—	—	780,415,854	(780,415,854)	—		—	—
Increase in Certificates of Contribution “A”	94,538,938		—	—	—	—	—	—	94,538,938		—	94,538,938
Total comprehensive (loss) income	—		—	—	(36,965,870)	(95,566,136)	16,193,513	—	(116,338,493)		(11,242)	(116,349,735)
Balances as of June 30, 2025	Ps.	1,447,255,404	66,730,591	1,002,130	24,450,520	128,972,095	16,193,513	(3,689,905,157)	(2,005,300,904)		(285,629)	Ps.	(2,005,586,533)

Balances as of December 31, 2025	Ps.	1,748,029,657	66,730,591	1,002,130	(613,379)	50,896,037	(81,671,843)	(3,689,905,157)	Ps.	(1,905,531,964)	(274,206)	Ps.	(1,905,806,170)
Transfer to accumulated deficit	—		—	—	—	—	81,671,843	(81,671,843)	—		—	—
Increase in Certificates of Contribution “A”	100,443,968		—	—	—	—	—	—	100,443,968		—	100,443,968
Total comprehensive (loss) income	—		—	—	(13,056,384)	—	(27,968,207)	—	(41,024,591)		(2,306)	(41,026,897)
Balances as of June 30, 2026	Ps.	1,848,473,625	66,730,591	1,002,130	(13,669,763)	50,896,037	(27,968,207)	(3,771,577,000)	Ps.	(1,846,112,587)	(276,512)	Ps.	(1,846,389,099)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Condensed Consolidated Interim Statements of Cash Flows
For the six-month periods ended June 30, 2026 and 2025
(Figures stated in thousands, except as noted)

	2026		2025
Operating activities:
Net (loss) income	Ps.	(27,968,577)	16,187,424
Welfare oil duty	116,951,434		103,067,978
Income taxes and duties	394,222		1,376,867
Depreciation and amortization of wells, pipelines, properties, plant and equipment	87,740,819		73,397,952
Amortization of intangible assets	127,106		96,994
Impairment of wells, pipelines, properties, plant and equipment	699,170		40,193,684
Capitalized unsuccessful wells	—		7,148,537
Unsuccessful wells from intangible assets	1,569,446		3,363,914
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment	2,241,434		1,570,960
Depreciation of rights of use	3,378,943		3,067,589
Impairment of leases	9,043,498		—
Unrealized foreign exchange loss in discount rate of reserve for well abandonment	3,365,500		4,238,600
(Profit) sharing in associates, net	(381,061)		(366,102)
Unrealized foreign exchange (income) loss	(41,597,091)		(111,858,331)
Financing cost	77,876,697		79,868,780
Financing income	(13,886,330)		(7,087,585)
Funds from operating activities	219,555,210		214,267,261
Profit-sharing duty and Welfare duty paid	(110,725,616)		(102,240,195)
Derivative financial instruments	11,765,681		(35,792,326)
Customers and accounts receivable	(29,591,061)		17,322,603
Inventories	(14,521,075)		(19,102,156)
Accounts payable and accrued expenses	20,440,761		3,799,828
Suppliers	(45,126,365)		(27,995,360)
Provisions for sundry creditors	6,888,849		22,056,462
Employee benefits	36,486,513		30,384,912
Other taxes and duties	(9,217,968)		(3,898,478)
Net cash flows from operating activities	85,954,929		98,802,551
Investing activities
Interest collected	4,807,854		4,318,604
Other assets	1,763,571		876,043
Acquisition of wells, pipelines, properties, plant and equipment	(71,930,382)		(94,016,601)
Acquisition of intangible assets	(3,451,515)		(4,173,926)
Net cash flows (used in) investing activities	(68,810,472)		(92,995,880)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	100,443,968		94,538,938
Increase in contractual liabilities	58,638,810		—
Interest paid from contractual liabilities	(5,136,478)		—
Collections from the Mexican Government	21,419,618		10,765,584
Interest collected from the Mexican Government	—		1,152,297
Lease payments	(3,938,056)		(3,354,109)
Interest of lease paid	(942,825)		(959,689)
Loans obtained from financial institutions	337,891,816		482,723,731
Debt payments, principal only	(480,609,388)		(494,440,865)
Interest paid	(67,326,919)		(80,348,383)
Net cash flows (used in) from financing activities	(39,559,454)		10,077,504
Net (decrease) increase in cash and cash equivalents	(22,414,997)		15,884,175
Effects of foreign exchange on cash balances	(1,557,970)		(8,357,420)
Cash and cash equivalents at the beginning of the period	162,651,289		88,841,826
Cash and cash equivalents at the end of the period (Note 9)	Ps.	138,678,322	96,368,581
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS STATE-OWNED PUBLIC COMPANY AND SUBSIDIARY COMPANIES
Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.
On August 11, 2014, the Ley de Petróleos Mexicanos (the “2014 Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The 2014 Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (the “Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.
Once the 2014 Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.
On October 31, 2024, amendments to Articles 25, 27 and 28 of the Mexican Constitution were signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation as the Energy Reform Decree. The Energy Reform Decree took effect on November 1, 2024 and transformed the legal regime of Petróleos Mexicanos from an empresa productiva del Estado (productive state-owned company) to an empresa pública del Estado (state-owned public company). The Energy Reform Decree reaffirmed the Mexican nation’s ownership of the hydrocarbons located Mexico’s subsoil and included transitional articles setting forth the general framework and timeline for its implementation through secondary legislation.
On March 12, 2025, the Mexican Congress approved the secondary legislation, which was subsequently signed into law by President Claudia Sheinbaum Pardo and published in the Official Gazette of the Federation on March 18, 2025. The secondary legislation took effect on March 19, 2025 and included six new laws, including the Ley de la Empresa Pública del Estado, Petróleos Mexicanos (the “2025 Petróleos Mexicanos Law”). Pursuant to the 2025 Petróleos Mexicanos Law, Petróleos Mexicanos is wholly owned by the Mexican Government and categorized under the Ministry of Energy.
The 2025 Petróleos Mexicanos Law dissolved the subsidiary entities Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) each of which were, until March 19, 2025, productive state-owned subsidiaries of Petróleos Mexicanos empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos. All of the assets, liabilities, rights and obligations of the subsidiary entities were assumed by and transferred at historical cost without gain or loss to Petróleos Mexicanos and it became the successor of the subsidiary entities as a matter of Mexican law. The 2025 Petróleos Mexicanos Law does not affect any payment obligations previously contracted, nor does it alter the guarantees provided by Petróleos Mexicanos or the dissolved entities, whether in Mexico or abroad, where Petróleos Mexicanos is the beneficiary.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Prior to their dissolution, the primary purpose of the subsidiary entities, were as follows:
•Pemex Exploration and Production: This entity was in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;
•Pemex Industrial Transformation: This entity performed activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercialized, distributed and traded methane, ethane and propylene, directly or through others; and
•Pemex Logistics: This entity provided transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provided guard and management services.
Prior to the dissolution, the principal distinction between the subsidiary entities and the Subsidiary Companies (as defined below) was that the subsidiary entities were productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

On May 22, 2025, the Board of Directors of Petróleos Mexicanos approved the Estatuto Orgánico de Petróleos Mexicanos (Organic Statute of Petróleos Mexicanos or the “New Organic Statute”). The New Organic Statute was published in the Official Gazette of the Federation on May 30, 2025, and became effective on June 1, 2025. On September 12, 2025, an amendment to the New Organic Statute, previously approved by the Board of Directors of Petróleos Mexicanos, was published in the Official Gazette of the Federation. The New Organic Statute establishes the new structure and organization of PEMEX. Changes derived from this new structure and how PEMEX’s primary business are now conducted are disclosed in Note 6.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos. “Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies.

Petróleos Mexicanos, State-Owned Public Company and the Subsidiary Companies are referred to collectively herein as “PEMEX”.
PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.
NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION
Authorization

On September 8, 2026 these condensed consolidated interim financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Juan Carlos Carpio Fragoso, Chief Executive Officer, Mrs. Elizabeth González Garduño, Acting Chief Financial Officer, Mr. Óscar René Orozco Piliado, Deputy Director of Accounting and Tax and Mr. Ernesto Balcázar Hernández, Associate Managing Director of Accounting.
Basis of preparation
A.    Statement of compliance
PEMEX prepared its condensed consolidated interim financial statements as of June 30, 2026 and December 31, 2025, and for the three- and six-month periods ended June 30, 2026 and 2025, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2025. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2025.
B.    Basis of accounting
These condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)
C.    Going concern
The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 18-F).
D.    Functional and reporting currency
These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:
i.    The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;
ii.    The budget through which Petróleos Mexicanos operates as an entity of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;
iii.    Employee benefits provision was 38% and 36% of PEMEX’s total liabilities as of June 30, 2026 and December 31, 2025, respectively. This provision is computed, denominated and payable in Mexican pesos; and
iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.
Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.
With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.
Terms definition
References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.
E.    Use of judgments and estimates
The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.
Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.
The significant judgments made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2025.
i.Measurement of fair values
Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities. PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 3.    MATERIAL ACCOUNTING POLICIES
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2025, except for the adoption of new standards effective as of January 1, 2026. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.
NOTE 4.    RECENTLY ISSUED ACCOUNTING STANDARDS

A number of new standards are effective for annual periods beginning on or after January 1, 2026 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these condensed consolidated interim financial statements.
i.Presentation and Disclosure in Financial Statements (IFRS 18). PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.
ii.Other accounting standards

The following new and amended accounting standards are not expected to have a significant impact on PEMEX’s condensed consolidated interim financial statements.

•Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
•Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7).
•Annual Improvements to IFRS Accounting Standards (Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7).

NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

The subsidiary entities Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics were dissolved effective as of March 19, 2025 pursuant to the 2025 Petróleos Mexicanos Law. As a result of such dissolution, all of their assets, liabilities, rights and obligations were assumed by, and transferred to, Petróleos Mexicanos, which became the successor of the subsidiary entities as a matter of Mexican law.

As of June 30, 2026 and December 31, 2025, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)
•IKAL Insurance Company, AG. (“IKAL”) (iii)(viii)(xi)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xii)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(x)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(ix)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Servicios Logísticos y Recursos Estratégicos, S.A. de C.V. (“SLYRE”) (iii)(iv)(xiii)

(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Netherlands.
(x)This company is in process of liquidation.
(xi)Formerly KOT Insurance Company, AG. until of August 31, 2025.
(xii)This company was liquidated on January 15, 2026.
(xiii)Formerly Servicios Logísticos Integrales Mumiya, S.A. de C.V. until May 21, 2026 and Gasolinas Bienestar,S.A de C.V. until March 30, 2026.
NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and extraction of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. Following the dissolution of the subsidiary entities on March 19, 2025 and pursuant to the New Organic Statute, in force since June 1, 2025, as of June 30, 2026 and 2025, PEMEX’s operations are now conducted through six segments:

•Exploration and Extraction;
•Industrial Processes;
•Energy Transformation;
•Deer Park;
•the Trading Companies; and
•Other Operating Subsidiary Companies.

The primary sources of revenue for PEMEX’s business segments are as described below:
•The Exploration and Extraction segment (formerly Exploration and Production) earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 12 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is transferred to the Industrial Processes segment. Additionally, it receives income from drilling services, and servicing and repairing wells.
•The Industrial Processes segment (formerly Industrial Transformation) earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Servicios Auxiliares (Airports and Auxiliary Services Agency or "ASA"). The refining segment’s most important products are different types of gasoline and diesel.
•The Energy Transformation segment (previously included in the Industrial Transformation segment) earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.
•The Deer Park segment includes DPRLP’s operations, generates revenues from sales of distillates and gasoline in the U.S. market.
•The Trading Companies segment, which consists of PMI CIM, PMI NASA, PMI Trading, MGAS and SLYRE (the “Trading Companies”), earns revenues from trading crude oil, gas and petroleum and petrochemical products in international markets.
•The segment related to the Other Operating Subsidiary Companies provides transportation and storage of crude oil, petroleum products and petrochemicals, administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary companies with industrial activities. As of March 19, 2025 this segment includes the Logistics and Corporate activities, previously reported as separate segments.
The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of/for the six-month period ended June 30, 2026	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	96,646,114	322,336,958	33,550,169	119,122,133	287,959,699	15,487,056	—	Ps.	875,102,129
Intersegment	482,056		180,519,439	2,796,066	8,003,669	229,021,369	28,845,834	(449,668,433)	—
Services income	12,556		71,044	19,937	—	601,294	332,007	—	1,036,838
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	—		497,902	3,205,654	—	—	(4,402,726)	—	(699,170)
Cost of sales	157,376,803		217,688,703	32,917,804	110,757,741	510,238,521	64,265,911	(446,220,477)	647,025,006
Transfer of goods and services	(79,621,142)		65,065,528	26,130,763	—	—	(21,677,425)	10,102,276	—
Gross income (loss)	19,385,065		220,671,112	(19,476,741)	16,368,061	7,343,841	(2,326,315)	(13,550,232)	228,414,791
Distribution, transportation and sale expenses	232,013		5,558,064	2,926,115	—	755,061	(25,513)	(1,776,107)	7,669,633
Administrative expenses	16,593,225		20,396,583	4,466,130	895,047	1,646,719	52,759,456	(335,383)	96,421,777
Transfer of services	23,017,106		20,785,661	892,371	—	—	(33,297,002)	(11,398,136)	—
Other revenue	1,521,218		1,229,236	607,893	40,274	409,891	377,445	—	4,185,957
Other expenses	2,925,722		118,213	513,668	13,915	6,349	(17,040)	(40,501)	3,520,326
Operating income	(21,861,783)		175,041,827	(27,667,132)	15,499,373	5,345,603	(21,368,771)	(105)	124,989,012
Welfare oil duty	116,951,434		—	—	—	—	—	—	116,951,434
Operating income (loss) after Welfare oil duty	(138,813,217)		175,041,827	(27,667,132)	15,499,373	5,345,603	(21,368,771)	(105)	8,037,578
Financing income	19,416,394		183,022	12,096	335,230	441,780	47,174,345	(53,676,537)	13,886,330
Financing (cost)	66,068,672		1,701,920	127,957	15,904	1,628,226	62,010,660	(53,676,642)	77,876,697
Derivative financial instruments (cost) income, net	(8,209,538)		—	—	(1,894,052)	(1,577,805)	(652,884)	—	(12,334,279)
Foreign exchange income (loss), net	51,771,478		7,859,381	519,995	—	(749,172)	(19,070,030)	—	40,331,652
Profit (loss) sharing in associates	212,042		(360,965)	360,965	—	12,954,791	32,168,531	(44,954,303)	381,061
Total taxes and other	—		—	—	16,265	80,179	297,778	—	394,222
Net (loss) income	Ps.	(141,691,513)	181,021,345	(26,902,033)	13,908,382	14,706,792	(24,057,247)	(44,954,303)	Ps.	(27,968,577)
Total current assets	433,853,339		556,463,995	27,193,248	50,106,940	234,104,462	2,160,042,676	(2,946,836,699)	514,927,961
Total non-current assets	887,955,133		211,799,591	22,810,294	34,047,318	139,351,156	(120,761,883)	473,547,771	1,648,749,380
Total current liabilities	1,343,915,054		364,244,065	95,548,855	18,131,726	209,352,205	1,785,906,649	(2,946,902,202)	870,196,352
Total long-term liabilities	1,683,905,474		634,155,659	70,287,476	7,694,348	1,178,741	1,619,415,036	(876,766,646)	3,139,870,088
Total equity (deficit)	(1,706,012,056)		(230,136,138)	(115,832,789)	58,328,184	162,924,672	(1,366,040,892)	1,350,379,920	(1,846,389,099)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	73,088,181		3,174,592	341,337	1,668,101	106,889	9,361,719	—	87,740,819
Depreciation of rights of use	198,735		800,598	1,323,607	297,144	437,247	321,612	—	3,378,943
Net periodic cost of employee benefits	22,267,676		24,960,897	6,010,593	—	900	25,535,172	—	78,775,238
Interest income (1)	27,992		190,483	—	129,927	259,489	4,357,956	—	4,965,847
Interest cost (2)	9,092,257		1,508,545	—	15,904	982,139	47,939,721	—	59,538,566
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three-month period ended June 30, 2026	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	64,687,077	189,639,743	16,649,604	70,106,547	158,971,308	9,813,464	—	Ps.	509,867,743
Intersegment	307,960		105,832,979	1,447,561	5,478,260	151,977,931	16,525,510	(281,570,201)	—
Services income	6,261		42,261	19,937	—	375,345	131,832	—	575,636
Reversal of impairment (impairment) of wells, pipelines, properties, plant and equipment, net	—		338,935	15,756,229	—	—	(2,472,470)	—	13,622,694
Cost of sales	79,792,480		150,350,954	18,519,816	70,769,776	305,841,427	39,090,082	(280,008,316)	384,356,219
Transfer of goods and services	(6,316,273)		(6,780,292)	16,084,591	—	—	(8,685,603)	5,697,577	—
Gross income (loss)	(8,474,909)		152,283,256	(731,076)	4,815,031	5,483,157	(6,406,143)	(7,259,462)	139,709,854
Distribution, transportation and sale expenses	128,650		2,995,997	1,304,143	—	466,431	(48,767)	(902,603)	3,943,851
Administrative expenses	8,294,982		9,872,859	2,418,532	498,634	848,405	27,747,234	(207,226)	49,473,420
Transfer of services	9,388,220		10,975,519	447,136	—	—	(14,686,719)	(6,124,156)	—
Other revenue	641,188		395,870	386,143	33,908	197,260	(373,677)	—	1,280,692
Other expenses	1,825,513		39,400	255,784	13,915	3,139	(19,662)	(27,398)	2,090,691
Operating income (loss)	(27,471,086)		128,795,351	(4,770,528)	4,336,390	4,362,442	(19,771,906)	1,921	85,482,584
Welfare oil duty	69,250,688		—	—	—	—	—	—	69,250,688
Operating income (loss) after Welfare oil duty	(96,721,774)		128,795,351	(4,770,528)	4,336,390	4,362,442	(19,771,906)	1,921	16,231,896
Financing income	255,427		100,338	12,096	188,760	220,692	21,332,922	(19,656,890)	2,453,345
Financing (cost)	40,899,498		769,701	127,957	7,681	748,762	23,813,698	(19,654,967)	46,712,330
Derivative financial instruments (cost) income, net	1,958,570		—	—	(265,375)	299,206	(4,359,412)	—	(2,367,011)
Foreign exchange income (loss), net	58,465,055		11,798,535	519,995	—	(1,048,415)	(20,468,118)	—	49,267,052
Profit (loss) sharing in associates	76,830		18,635	(18,635)	—	5,447,884	59,853,341	(65,186,617)	191,438
Total taxes and other	—		—	—	8,996	915,034	115,975	—	1,040,005
Net income (loss)	Ps.	(76,865,390)	139,943,158	(4,385,029)	4,243,098	7,618,013	12,657,154	(65,186,619)	Ps.	18,024,385
Depreciation and amortization of wells, pipelines, properties, plant and equipment	36,654,525		1,624,445	153,448	805,563	52,932	5,291,731	—	44,582,644
Depreciation of rights of use	91,173		400,299	661,803	148,685	218,954	165,322	—	1,686,236
Net periodic cost of employee benefits	11,133,838		12,225,902	3,259,844	—	(319)	12,768,353	—	39,387,618
Interest income (1)	14,497		109,125	—	88,803	132,780	1,668,918	—	2,014,123
Interest cost (2)	8,295,638		743,472	—	7,681	430,984	23,140,574	—	32,618,349
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the six-month period ended June 30, 2025	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	126,009,210	256,729,007	43,014,520	86,773,298	259,927,115	13,669,096	—	Ps.	786,122,246
Intersegment	109,304,916		149,458,896	12,817,193	10,157,247	224,281,594	64,035,152	(570,054,998)	—
Services income	8,345		51,809	3,716	—	757,842	266,567	—	1,088,279
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(37,993,336)		(8,950,886)	6,750,538	—	—	—	—	(40,193,684)
Cost of sales	170,389,112		289,862,435	52,869,419	94,572,264	470,693,725	67,231,106	(557,788,759)	587,829,302
Transfer of goods and services	(90,411,716)		82,804,118	16,970,941	—	—	(8,798,860)	(564,483)	—
Gross income (loss)	117,351,739		24,622,273	(7,254,393)	2,358,281	14,272,826	19,538,569	(11,701,756)	159,187,539
Distribution, transportation and sale expenses	97,720		5,887,396	7,070,774	—	32,468	316,864	(2,137,876)	11,267,346
Administrative expenses	21,791,284		21,519,389	4,347,390	982,592	1,788,577	63,292,687	(9,259,968)	104,461,951
Transfer of services	46,139,526		11,022,651	1,237,460	—	—	(58,001,090)	(398,547)	—
Other revenue	10,915,544		1,094,282	976,148	(180,308)	507,452	3,122,067	—	16,435,185
Other expenses	8,531,303		(1,214,077)	(198,329)	—	5,877	198,191	82,571	7,405,536
Operating income	51,707,450		(11,498,804)	(18,735,540)	1,195,381	12,953,356	16,853,984	12,064	52,487,891
Welfare oil duty	103,067,978		—	—	—	—	—	—	103,067,978
Operating (loss) income after Welfare oil duty	(51,360,528)		(11,498,804)	(18,735,540)	1,195,381	12,953,356	16,853,984	12,064	(50,580,087)
Financing income	19,442,739		193,817	17,727	426,661	695,473	109,510,086	(123,198,918)	7,087,585
Financing cost	83,128,629		21,481,318	1,576,414	71,636	3,496,866	93,300,771	(123,186,854)	79,868,780
Derivative financial instruments income (cost) , net	47,746,601		124,196	—	—	(326,055)	(26,612,337)	—	20,932,405
Foreign exchange (loss) income, net	142,409,542		13,005,044	783,262	—	(223,535)	(36,347,247)	—	119,627,066
Profit (loss) sharing in associates	106,996		—	—	—	9,372,009	52,427,664	(61,540,567)	366,102
Total duties, taxes and other	—		—	—	11,177	1,070,696	294,994	—	1,376,867
Net (loss) income	Ps.	75,216,721	(19,657,065)	(19,510,965)	1,539,229	17,903,686	22,236,385	(61,540,567)	Ps.	16,187,424
Depreciation and amortization of wells, pipelines, properties, plant and equipment	63,624,507		3,282,488	311,066	1,527,687	139,530	4,512,674	—	73,397,952
Depreciation of rights of use	147,176		1,362,873	476,246	333,115	441,240	306,939	—	3,067,589
Net periodic cost of employee benefits	21,080,428		23,796,800	5,674,891	—	(1,121)	23,728,122	—	74,279,120
Interest income (1)	66,873		196,559	—	142,238	401,099	4,601,820	—	5,408,589
Interest cost (2)	(2,417,123)		1,919,644	—	71,636	2,554,461	70,856,694	—	72,985,312
(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three-month period ended June 30, 2025	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	54,167,767	131,327,794	20,132,624	44,627,707	131,646,697	9,153,413	—	Ps.	391,056,002
Intersegment	2,146,794		72,386,982	2,066,820	4,085,918	108,406,353	13,616,273	(202,709,140)	—
Services income	912		30,789	2,287	—	394,286	136,746	—	565,020
(Impairment) reversal of impairment of wells, pipelines, properties, plant and equipment, net	(28,964,956)		(10,865,572)	5,257,172	—	—	—	—	(34,573,356)
Cost of sales	87,222,437		87,689,472	15,756,588	47,311,295	235,542,289	34,360,873	(201,008,473)	306,874,481
Transfer of goods and services	(56,277,312)		48,669,714	16,970,941	—	—	(8,798,859)	(564,484)	—
Gross income (loss)	(3,594,608)		56,520,807	(5,268,626)	1,402,330	4,905,047	(2,655,582)	(1,136,183)	50,173,185
Distribution, transportation and sale expenses	41,069		579,589	6,635,523	—	17,778	249,007	(500,311)	7,022,655
Administrative expenses	8,254,385		8,744,443	4,017,994	581,534	1,094,248	35,230,366	(376,893)	57,546,077
Transfer of services	46,139,526		11,022,652	1,237,460	—	—	(58,001,090)	(398,548)	—
Other revenue	1,370,753		575,033	249,850	31,431	250,813	1,595,181	—	4,073,061
Other expenses	(2,556,795)		(1,104,786)	(2,595,414)	—	2,860	6,890,103	141,285	777,253
Operating (loss) income	(54,102,040)		37,853,942	(14,314,339)	852,227	4,040,974	14,571,213	(1,716)	(11,099,739)
Welfare oil duty	47,225,596		—	—	—	—	—	—	47,225,596
Operating (loss) income after Welfare oil duty	(101,327,636)		37,853,942	(14,314,339)	852,227	4,040,974	14,571,213	(1,716)	(58,325,335)
Financing income	459,577		95,278	8,049	209,431	342,085	31,291,696	(30,087,683)	2,318,433
Financing cost	31,491,427		920,156	243,197	34,764	1,530,749	34,336,018	(30,089,399)	38,466,912
Derivative financial instruments income (cost) , net	22,412,164		66,358	—	—	48,999	(3,442,676)	—	19,084,845
Foreign exchange income (loss), net	153,814,581		15,932,366	1,867,270	—	(200,661)	(36,728,501)	—	134,685,055
Profit (loss) sharing in associates	106,996		—	—	—	3,490,571	76,153,177	(79,451,943)	298,801
Total duties, taxes and other	—		—	—	9,175	(48,318)	117,674	—	78,531
Net income (loss)	Ps.	43,974,255	53,027,788	(12,682,217)	1,017,719	6,239,537	47,391,217	(79,451,943)	Ps.	59,516,356
Depreciation and amortization of wells, pipelines, properties, plant and equipment	32,587,239		1,684,453	150,247	706,214	69,531	2,296,248	—	37,493,932
Depreciation of rights of use	71,547		669,795	238,123	164,093	380,473	164,455	—	1,688,486
Net periodic cost of employee benefits	10,368,100		9,576,172	4,937,157	—	(2,679)	11,605,573	—	36,484,323
Interest income (1)	23,111		97,263	—	72,220	198,028	1,817,572	—	2,208,194
Interest cost (2)	(987,293)		998,958	—	34,764	1,080,519	33,473,579	—	34,600,527
(1)Included in financing income.
(2)Included in financing cost.

As of December 31, 2025	Exploration and Extraction	Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	358,461,569	390,453,024	(2,875,722)	25,532,702	207,960,075	1,734,731,765	(2,212,027,373)	502,236,040
Total non-current assets	937,978,665	223,288,730	11,621,051	36,183,453	130,083,074	(46,660,527)	424,736,525	1,717,230,971
Total current liabilities	1,170,640,890	319,308,368	102,346,767	7,500,117	184,622,246	1,460,294,877	(2,211,936,205)	1,032,777,060
Total long-term liabilities	1,690,119,743	629,488,968	65,770,049	4,519,381	1,107,814	1,646,039,669	(944,549,503)	3,092,496,121
Total equity (deficit)	(1,564,320,399)	(335,055,582)	(159,371,487)	49,696,657	152,313,089	(1,418,263,308)	1,369,194,860	(1,905,806,170)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 7.    REVENUE
For the six-month periods ended June 30, 2026 and 2025, revenue disaggregation is presented in accordance with the operating segments presentation pursuant to PEMEX's new organizational structure under the New Organic Statute (see Note 6):
A.    Revenue disaggregation

For the six-month period ended June 30,	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Total
Geographical market
2026
United States	Ps.	31,836,809	—	—	119,122,133	70,217,416	2,362,366	Ps.	223,538,724
Other	15,097,358		—	—	—	1,631,194	411,263	17,139,815
Europe	49,711,947		—	—	—	8,499,235	—	58,211,182
Local	12,556		322,408,002	33,570,106	—	208,213,148	13,045,434	577,249,246
Total	Ps.	96,658,670	322,408,002	33,570,106	119,122,133	288,560,993	15,819,063	Ps.	876,138,967
2025
United States	Ps.	68,257,019	—	—	86,773,298	59,265,775	1,082,044	Ps.	215,378,136
Other	19,940,653		—	—	—	10,150,977	120,562	30,212,192
Europe	37,745,410		—	—	—	11,862,527	—	49,607,937
Local	74,473		256,780,816	43,018,236	—	179,405,678	12,733,057	492,012,260
Total	Ps.	126,017,555	256,780,816	43,018,236	86,773,298	260,684,957	13,935,663	Ps.	787,210,525
Major products and services
2026
Crude oil	Ps.	96,646,114	—	—	1,654,685	5,397,132	—	Ps.	103,697,931
Gas	—		—	29,812,309	2,511,488	13,275,358	—	45,599,155
Refined petroleum products	—		322,336,958	3,737,860	23,442,813	267,963,659	—	617,481,290
Other	—		—	—	91,513,147	1,323,550	15,487,056	108,323,753
Services	12,556		71,044	19,937	—	601,294	332,007	1,036,838
Total	Ps.	96,658,670	322,408,002	33,570,106	119,122,133	288,560,993	15,819,063	Ps.	876,138,967
2025
Crude oil	Ps.	125,943,083	—	—	—	6,535,415	—	Ps.	132,478,498
Gas	66,127		—	36,695,864	2,742,313	16,787,238	—	56,291,542
Refined petroleum products	—		253,921,010	—	21,602,602	236,596,241	—	512,119,853
Other	—		2,807,997	6,318,656	62,428,383	8,221	13,669,096	85,232,353
Services	8,345		51,809	3,716	—	757,842	266,567	1,088,279
Total	Ps.	126,017,555	256,780,816	43,018,236	86,773,298	260,684,957	13,935,663	Ps.	787,210,525
Timing of revenue recognition
2026
Products transferred at a point in time	Ps.	96,646,114	322,336,958	21,872,969	119,122,133	287,959,699	15,487,056	Ps.	863,424,929
Products and services transferred over time	12,556		71,044	11,697,137	—	601,294	332,007	12,714,038
Total	Ps.	96,658,670	322,408,002	33,570,106	119,122,133	288,560,993	15,819,063	Ps.	876,138,967
2025
Products transferred at a point in time	Ps.	126,009,210	256,780,816	28,532,307	86,773,298	259,927,115	13,927,367	Ps.	771,950,113
Products and services transferred over time	8,345		—	14,485,929	—	757,842	8,296	15,260,412
Total	Ps.	126,017,555	256,780,816	43,018,236	86,773,298	260,684,957	13,935,663	Ps.	787,210,525
For the three-months period ended June 30, 2026 and 2025, revenue disaggregation is presented in accordance with the operating segments presentation pursuant to PEMEX's new organizational structure under the New Organic Statute (see Note 6):

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

For the three-month period ended June 30,	Exploration and Extraction		Industrial Processes	Energy Transformation	DPRLP	Trading Companies	Other Operating Subsidiary Companies	Total
Geographical market
2026
United States	Ps.	17,225,650	—	—	70,106,547	39,023,348	1,618,440	Ps.	127,973,985
Other	14,198,680		—	—	—	1,356,165	405,930	15,960,775
Europe	33,262,747		—	—	—	4,609,757	—	37,872,504
Local	6,261		189,682,004	16,669,541	—	114,357,383	7,920,926	328,636,115
Total	Ps.	64,693,338	189,682,004	16,669,541	70,106,547	159,346,653	9,945,296	Ps.	510,443,379
2025
United States	Ps.	33,473,062	—	—	44,627,707	27,294,927	(191)	Ps.	105,395,505
Other	6,428,814		—	—	—	4,651,432	56,769	11,137,015
Europe	14,235,367		—	—	—	7,623,523	—	21,858,890
Local	31,436		131,358,583	20,134,911	—	92,471,101	9,233,581	253,229,612
Total	Ps.	54,168,679	131,358,583	20,134,911	44,627,707	132,040,983	9,290,159	Ps.	391,621,022
Major products and services
2026
Crude oil	Ps.	64,687,077	—	—	1,654,685	3,294,970	—	Ps.	69,636,732
Gas	—		—	14,686,722	1,318,884	5,817,964	—	21,823,570
Refined petroleum products	—		189,639,743	1,962,882	14,411,408	149,079,415	—	355,093,448
Other	—		—	—	52,721,570	778,959	9,813,464	63,313,993
Services	6,261		42,261	19,937	—	375,345	131,832	575,636
Total	Ps.	64,693,338	189,682,004	16,669,541	70,106,547	159,346,653	9,945,296	Ps.	510,443,379
2025
Crude oil	Ps.	54,137,243	—	—	—	1,664,904	—	Ps.	55,802,147
Gas	30,524		—	15,710,337	1,300,856	9,377,718	—	26,419,435
Refined petroleum products	—		128,519,798	(1,895,724)	13,151,069	152,025,885	—	291,801,028
Other	—		2,807,996	6,318,011	30,175,782	(31,421,810)	9,153,413	17,033,392
Services	912		30,789	2,287	—	394,286	136,746	565,020
Total	Ps.	54,168,679	131,358,583	20,134,911	44,627,707	132,040,983	9,290,159	Ps.	391,621,022
Timing of revenue recognition
2026
Products transferred at a point in time	Ps.	64,687,077	189,639,743	10,780,435	70,106,547	158,971,307	9,813,463	Ps.	503,998,572
Products and services transferred over time	6,261		42,261	5,889,106	—	375,346	131,833	6,444,807
Total	Ps.	64,693,338	189,682,004	16,669,541	70,106,547	159,346,653	9,945,296	Ps.	510,443,379
2025
Products transferred at a point in time	Ps.	54,167,765	131,358,583	14,414,739	44,627,707	131,646,696	9,287,728	Ps.	385,503,218
Products and services transferred over time	914		—	5,720,172	—	394,287	2,431	6,117,804
Total	Ps.	54,168,679	131,358,583	20,134,911	44,627,707	132,040,983	9,290,159	Ps.	391,621,022
Nature, performance obligations and timing of revenue recognition-
Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Nacional de Energía (Energy National Commission or “CNE”).

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Products / services	Nature, performance obligations	Timing of revenue recognition
Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Accounts receivable in the statement of financial position

As of June 30, 2026 and December 31, 2025, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps. 139,667,846 and Ps. 111,994,478, respectively (see Note 10).
C.    Practical expedients
i. Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii. Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.
NOTE 8.    FINANCIAL INSTRUMENTS
A.    Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of June 30, 2026 and December 31, 2025. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of June 30, 2026 and December 31, 2025, the disclosure of the fair value for the lease obligations is not required.

	Carrying amount						Fair value hierarchy
As of June 30, 2026	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	5,857,255	—	—	—	—	5,857,255	—	5,857,255	—	5,857,255
Total	5,857,255	—	—	—	—	5,857,255
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	138,678,322	—	138,678,322	—	—	—	—
Customers	—	—	—	139,667,846	—	139,667,846	—	—	—	—
Officials and employees	—	—	—	5,567,773	—	5,567,773	—	—	—	—
Sundry debtors	—	—	—	29,771,631	—	29,771,631	—	—	—	—
Investments in associates	—	—	—	3,231,405	—	3,231,405	—	—	—	—
Notes receivable	—	—	—	804,531	—	804,531	—	—	—	—
Other assets	—	—	—	11,277,061	—	11,277,061	—	—	—	—
Total	—	—	—	328,998,569	—	328,998,569
Financial liabilities measured at fair value
Derivative financial instruments	(81,194,801)	—	—	—	—	(81,194,801)	—	(81,194,801)	—	(81,194,801)
Total	(81,194,801)	—	—	—	—	(81,194,801)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(374,333,989)	(374,333,989)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(88,325,649)	(88,325,649)	—	—	—	—
Leases	—	—	—	—	(39,231,612)	(39,231,612)	—	—	—	—
Contractual liabilities	—	—	—	—	(255,388,013)	(255,388,013)	—	(259,434,142)	—	(259,434,142)
Debt	—	—	—	—	(1,353,159,449)	(1,353,159,449)	—	(1,304,966,625)	—	(1,304,966,625)
Total	—	—	—	—	(2,110,438,712)	(2,110,438,712)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	Carrying amount						Fair value hierarchy
As of December 31, 2025	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	14,534,464	—	—	—	—	14,534,464	—	14,534,464	—	14,534,464
Total	14,534,464	—	—	—	—	14,534,464
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	162,651,289	—	162,651,289	—	—	—	—
Customers	—	—	—	111,994,478	—	111,994,478	—	—	—	—
Officials and employees	—	—	—	5,342,168	—	5,342,168	—	—	—	—
Sundry debtors	—	—	—	18,378,494	—	18,378,494	—	—	—	—
Investments in associates	—	—	—	2,794,404	—	2,794,404	—	—	—	—
Notes receivable	—	—	—	893,152	—	893,152	—	—	—	—
Mexican Government Bonds	—	—	—	21,435,936	—	21,435,936	21,765,389	—	—	21,765,389
Other assets	—	—	—	11,281,010	—	11,281,010	—	—	—	—
Total	—	—	—	334,770,931	—	334,770,931
Financial liabilities measured at fair value
Derivative financial instruments	(78,106,329)	—	—	—	—	(78,106,329)	—	(78,106,329)	—	(78,106,329)
Total	(78,106,329)	—	—	—	—	(78,106,329)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(436,704,206)	(436,704,206)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(67,884,889)	(67,884,889)	—	—	—	—
Leases	—	—	—	—	(41,184,280)	(41,184,280)	—	—	—	—
Contractual liabilities	—	—	—	—	(193,033,065)	(193,033,065)	—	(182,718,845)	—	(182,718,845)
Debt	—	—	—	—	(1,531,298,090)	(1,531,298,090)	—	(1,432,095,661)	—	(1,432,095,661)
Total	—	—	—	—	(2,270,104,530)	(2,270,104,530)

Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.
B.    Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

C. Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments (DFIs) as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value, or Mark-to-Market (MtM), represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding market discount factor; for the projection of variable flows, the prices of future contracts of each of the references corresponding to these trades are used.

For currency and interest rate options this is done through the Black and Scholes model, which uses as inputs the prices of the underlying futures, the reference prices agreed in the contracted instruments, the market risk-free rates and the implied volatilities of the instruments traded in the markets. In the case of crude oil options, the Levy Model for Asian options is used, which is based on the Black and Scholes Model, with the difference that this model weighs the prices of the futures involved during the hedging period and contemplates a volatility adjustment, based on the terms of the corresponding futures.

According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation, considering the counterparties’ probability of default. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty’s credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, over time, asset flows are offset by liabilities flows. Therefore, and in addition to the fact that these hedges are established for accounting purposes as trading instruments, it is not considered necessary to measure the hedge’s effectiveness or to monitor them.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D. Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the condensed consolidated interim financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

recognized in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

As of June 30, 2026, and December 31, 2025, the net fair value of PEMEX’s DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the condensed consolidated interim statement of financial position, was Ps. (75,337,546) and Ps. (63,571,865), respectively. As of June 30, 2026, and December 31, 2025, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

In accordance with established accounting policies, PEMEX has analyzed the different contracts (financial and non-financial contracts) that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of June 30, 2026, and December 31, 2025, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the financial and non-financial contracts.

For the six-month periods ended June 30, 2026 and 2025, PEMEX recognized a net (loss) gain of Ps.(12,334,279) and Ps. 20,932,405, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

E. TIIE reference rates transition

Banco de Mexico (the Mexican Central Bank) announced that the 28-day linked to Interbank Interest Rate (TIIE) ceased to be a reference for new contracts as of January 1, 2025. Similarly, the 91-day and 182-day TIIE ceased to be reference rates for new contracts as of January 1, 2024.

Petróleos Mexicanos carried out the actions it deemed pertinent and necessary to modify contracts referenced to TIIE rates in line with the modifications announced by Banco de Mexico.

In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

	Reference Rate	Notional Amounts As of June 30, 2026 (Mexican Pesos)(1)
Debt	TIIE 28D MXN	69,815,154
DFI	TIIE 28D MXN	11,594,491

(1) Note: Notional amounts with maturity after June 30, 2026.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed and float rates, which are not listed in the table above since these instruments will not be impacted by this change.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 9.    CASH AND CASH EQUIVALENTS
As of June 30, 2026 and December 31, 2025, cash and cash equivalents were as follows:

	June 30,		December 31,
	2026		2025
Cash on hand and in banks (1)	Ps.	56,447,683	Ps.	66,454,221
Highly liquid investments (2)	82,230,639		96,197,068
Total of cash and cash equivalents	Ps.	138,678,322	Ps.	162,651,289
(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term Mexican Government investments.
NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING RECEIVABLES
As of June 30, 2026 and December 31, 2025, accounts receivable and other receivables were as follows:
A.    Customers

	June 30,		December 31,
	2026		2025
Domestic customers	Ps.	108,506,354	Ps.	90,666,378
Export customers	31,161,492		21,328,100
Total customers, net(1)	Ps.	139,667,846	Ps.	111,994,478

(1) As of June 30, 2026 and December 31, 2025, total customers include impairment of Ps.(39,964,728) and Ps. (37,328,647), respectively. For the six-month period ended June 30, 2026 and the twelve-month period ended December 31, 2025, the impairment charge was Ps.(2,636,078) and Ps. (12,931,983), respectively.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Other financing and non-financing receivables

	June 30,		December 31,
	2026		2025
Other financing receivables:
Sundry debtors (1)	Ps.	29,771,631	Ps.	18,378,494
Employees and officers	5,567,773		5,342,168
Total other financing receivables	Ps.	35,339,404	Ps.	23,720,662
Other non-financing receivables:
Taxes to be recovered and prepaid taxes	Ps.	44,746,142	Ps.	46,811,990
Special Tax on Production and Services	13,638,555		12,951,835
Other accounts receivable	5,567,497		4,706,004
Total other non-financing receivables	Ps.	63,952,194	Ps.	64,469,829
(1)Includes Ps.(5,445,399) and Ps. (5,466,747) of impairment, as of June 30, 2026 and December 31, 2025, respectively.
NOTE 11.    INVENTORIES
As of June 30, 2026 and December 31, 2025, inventories were as follows:

	June 30,		December 31,
	2026		2025
Refined and petrochemicals products	Ps.	60,730,085	Ps.	52,481,991
Products in transit	36,495,078		12,326,412
Crude oil	25,159,128		24,655,124
Materials and products in stock	6,727,370		6,558,991
Gas and condensate products	106,684		124,657
Materials in transit	71,892		2,753,785
Total	Ps.	129,290,237	Ps.	98,900,960

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 12.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET
As of June 30, 2026, 2025 and December 31, 2025, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2025	Ps.	1,147,088,699	24,307,475	507,250,372	1,849,606,934	77,850,512	428,679,320	55,458,217	34,193,167	595,534,110	53,332,375	Ps.	4,773,301,181
Acquisitions	4,041,750		668,550	2,242,850	18,115,280	740	520,240	2,500,900	390,220	29,155,370	—	57,635,900
Reclassifications	439,360		—	522,330	—	—	(441,590)	(1,390)	48,747	—	—	567,457
Capitalization	35,739,410		—	2,721,580	13,543,470	4,992,210	—	496,170	129,150	(57,621,990)	—	—
Disposals	(834,900)		(68,410)	(794,720)	(10,940)	(7,510)	(14,800)	(302,700)	(80,880)	(859,150)	(215,670)	(3,189,680)
Translation effect	(10,009,810)		—	(250,910)	—	(1,049,210)	—	(82,420)	(297,530)	(24,284,900)	(193,770)	(36,168,550)
Balances as of June 30, 2025	Ps.	1,176,464,509	24,907,615	511,691,502	1,881,254,744	81,786,742	428,743,170	58,068,777	34,382,874	541,923,440	52,922,935	Ps.	4,792,146,308
Balances as of January 1, 2025	Ps.	1,147,088,699	24,307,475	507,250,372	1,849,606,934	77,850,512	428,679,320	55,458,217	34,193,167	595,534,110	53,332,375	Ps.	4,773,301,181
Acquisitions	14,065,870		1,720,400	9,362,710	67,196,720	(10,680)	2,731,950	3,285,650	1,722,480	94,020,980	—	194,096,080
Reclassifications	5,228,300		(25,430)	532,090	—	1,620,720	(6,927,180)	24,210	92,620	77,520	—	622,850
Capitalization	168,334,100		—	6,574,820	47,890,360	7,835,170	604,370	1,040,030	256,850	(232,536,280)	580	—
Disposals	(7,437,570)		(3,000,030)	(12,463,280)	(29,665,120)	(9,320)	(10,782,430)	(473,760)	(146,460)	(713,060)	(228,880)	(64,919,910)
Translation effect	(24,060,380)		—	(23,670)	—	(1,849,780)	—	(145,780)	(469,180)	(32,298,830)	(324,160)	(59,171,780)
Balances as of December 31, 2025	Ps.	1,303,219,019	23,002,415	511,233,042	1,935,028,894	85,436,622	414,306,030	59,188,567	35,649,477	424,084,440	52,779,915	Ps.	4,843,928,421
Acquisitions	4,613,710		873,310	817,840	8,542,980	104,070	774,640	(132,800)	657,300	27,282,700	—	43,533,750
Reclassifications	(311,460)		(12,770)	—	—	(840)	—	16,580	(7,180)	319,380	—	3,710
Capitalization	191,011,510		—	4,650,250	17,266,370	179,750	—	313,670	59,850	(213,481,400)	—	—
Disposals	(5,824,760)		(372,570)	—	—	—	—	(1,487,100)	(11,640)	(1,434,550)	(290)	(9,130,910)
Translation effect	(23,064,510)		—	(2,620)	—	(445,700)	—	(38,370)	(74,950)	9,291,710	(77,220)	(14,411,660)
Balances as of June 30, 2026	Ps.	1,469,643,509	23,490,385	516,698,512	1,960,838,244	85,273,902	415,080,670	57,860,547	36,272,857	246,062,280	52,702,405	Ps.	4,863,923,311
Accumulated depreciation and amortization
Balances as of January 1, 2025	Ps.	(901,583,069)	(7,574,244)	(326,936,205)	(1,413,192,433)	(51,487,596)	(303,184,790)	(46,845,363)	(18,471,570)	(53,493,199)	—	Ps.	(3,122,768,469)
Depreciation and amortization	(14,956,200)		(239,210)	(5,964,120)	(43,854,360)	(816,410)	(5,859,610)	(845,050)	(862,992)	—	—	(73,397,952)
Reclassifications	(6,630)		1,220	(522,330)	—	—	7,270	(1,750)	(45,237)	—	—	(567,457)
(Impairment)	(22,740,200)		—	(10,025,500)	(15,956,570)	(42,890)	(10,210,580)	—	—	(2,048,694)	—	(61,024,434)
Reversal of impairment	18,524,140		—	—	1,894,170	—	—	—	—	412,440	—	20,830,750
Disposals	400,860		68,330	749,470	—	7,360	12,000	302,500	78,200	—	—	1,618,720
Translation effect	6,295,220		—	253,340	—	413,340	—	37,580	71,461	—	—	7,070,941
Balances as of June 30, 2025	Ps.	(914,065,879)	(7,743,904)	(342,445,345)	(1,471,109,193)	(51,926,196)	(319,235,710)	(47,352,083)	(19,230,138)	(55,129,453)	—	Ps.	(3,228,237,901)
Balances as of January 1, 2025	Ps.	(901,583,069)	(7,574,244)	(326,936,205)	(1,413,192,433)	(51,487,596)	(303,184,790)	(46,845,363)	(18,471,570)	(53,493,199)	—	Ps.	(3,122,768,469)
Depreciation and amortization	(34,323,900)		(415,240)	(13,635,710)	(86,448,950)	(1,863,600)	(13,364,700)	(1,724,030)	(1,742,534)	—	—	(153,518,664)
Reclassifications	(1,290,060)		1,220	(532,090)	—	(96,200)	1,385,140	(1,750)	(89,110)	—	—	(622,850)
(Impairment)	(39,761,990)		—	(34,492,290)	(23,760,170)	(42,890)	(12,365,330)	—	—	(16,023,009)	—	(126,445,679)
Reversal of impairment	39,467,710		—	29,701,920	30,497,120	—	14,903,160	—	—	3,798,320	—	118,368,230
Disposals	6,591,240		2,107,790	6,848,320	25,124,790	8,290	6,898,330	470,340	135,570	—	—	48,184,670

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Translation effect	10,858,320		—	26,400	—	714,760	—	64,860	126,045	—	—	11,790,385
Balances as of December 31, 2025	Ps.	(920,041,749)	(5,880,474)	(339,019,655)	(1,467,779,643)	(52,767,236)	(305,728,190)	(48,035,943)	(20,041,599)	(65,717,888)	—	Ps.	(3,225,012,377)
Depreciation and amortization	Ps.	(20,881,540)	(249,380)	(5,926,720)	(51,461,430)	(1,044,010)	(6,418,630)	(853,790)	(905,319)	—	—	Ps.	(87,740,819)
Reclassifications	(1,000)		1,040	—	—	840	—	(5,900)	1,310	—	—	(3,710)
(Impairment)	(3,652,020)		—	(1,102,090)	—	—	—	—	(52,480)	(678,390)	—	(5,484,980)
Reversal of impairment	4,161,020		—	—	—	—	—	—	—	624,790	—	4,785,810
Disposals	5,228,180		165,090	—	—	—	—	1,485,910	10,296	—	—	6,889,476
Translation effect	2,886,510		—	1,970	—	177,080	—	17,130	32,140	—	—	3,114,830
Balances as of June 30, 2026	Ps.	(932,300,599)	(5,963,724)	(346,046,495)	(1,519,241,073)	(53,633,326)	(312,146,820)	(47,392,593)	(20,955,652)	(65,771,488)	—	Ps.	(3,303,451,770)
Wells, pipelines, properties, plant and equipment—net as of June 30, 2025	Ps.	262,398,630	17,163,711	169,246,157	410,145,551	29,860,546	109,507,460	10,716,694	15,152,736	486,793,987	52,922,935	Ps.	1,563,908,407
Wells, pipelines, properties, plant and equipment—net as of December 31, 2025	Ps.	383,177,270	17,121,941	172,213,387	467,249,251	32,669,386	108,577,840	11,152,624	15,607,878	358,366,552	52,779,915	Ps.	1,618,916,044
Wells, pipelines, properties, plant and equipment—net as of June 30, 2026	Ps.	537,342,910	17,526,661	170,652,017	441,597,171	31,640,576	102,933,850	10,467,954	15,317,205	180,290,792	52,702,405	Ps.	1,560,471,541
Depreciation rates	3 to 5%		5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	14 to 33	25	10 to 33	5 to 25	—	—
(1)Mainly wells, pipelines and plants.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

A.For the six-month periods ended June 30, 2026 and 2025, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 1,787,322 and Ps. 3,114,120, respectively. Financing cost rates during the six-month periods ended June 30, 2026 and 2025 were 7.83% to 8.68% and 8.35% to 14.11%, respectively.
B.The combined depreciation of fixed assets and amortization of wells for the six-month periods ended June 30, 2026 and 2025, recognized in operating costs and expenses, was Ps. 87,740,819 and Ps. 73,397,952, respectively. These figures include costs related to plugging and abandonment of wells, for the six-month periods ended June 30, 2026 and 2025 of Ps. 5,132,477 and Ps. 3,768,993, respectively.
C.As of June 30, 2026 and December 31, 2025, provisions relating to future plugging of wells costs amounted to Ps. 126,693,166 and Ps. 126,608,358, respectively, and are presented as part of “Provisions for plugging of wells” (see Note 17).
D.For the six-month periods ended June 30, 2026 and 2025, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps. (11,296,830) and Ps. (29,097,609), respectively, which consisted of mainly plant.
E.During the six-month periods ended June 30, 2026 and 2025, PEMEX recognized a net impairment of Ps. (699,170) and Ps. (40,193,684), respectively, which is presented as a separate line item in the condensed consolidated interim statement of comprehensive income as follows:

	For the six-month periods ended June 30,
	2026		2025
	(Impairment) / Reversal of impairment, net
Logistics as a part of Other Operating Subsidiary Companies	Ps.	(4,402,726)	Ps.	—
Industrial Processes	497,902		—
Energy Transformation	3,205,654		—
Exploration and Extraction	—		(37,993,336)
Pemex Industrial Transformation	—		(2,200,348)
(Impairment), net	Ps.	(699,170)	Ps.	(40,193,684)

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Cash-Generating Units of Logistics as a part of Other Operating Subsidiary Companies segment (formerly Pemex Logistics)
For the six-month period ended June 30, 2026, Logistics as part of the Other Operating Subsidiary Companies segment, recognized a net impairment of Ps.(4,402,726) shown by CGUs as follows:

	2026
Storage terminals	Ps.	(3,248,152)
Pipelines	(1,102,093)
Vessel	(52,481)
Impairment, net	Ps.	(4,402,726)

As of June 30, 2026, Logistics as part of the Other Operating Subsidiary Companies segment, recognized an impairment net of Ps.(4,402,726) mainly due to a decrease in the estimated storage terminals and pipelines CGUs cash flows due to decrease in revenues of 11% and 10% respectively, these effects were partially offset by a decrease in the discount rate of CGUs from 13.18% as of December 31, 2025 to 12.90% as of June 30, 2026.

To determine the value in use of long-lived assets associated with the Logistics, the net present value of cash flows was determined based on the following assumptions:

	June 30, 2026
	Pipelines	Storage terminal	Vessel
Discount rate	12.90%	12.90%	12.90%
Useful life	17	14	15

As of June 30, 2026, the value in use for the CGUs is as follows:

	June 30, 2026
Primary logistics	Ps.	72,298,113
TAD, TDGL, TOMS (Storage terminals)	56,979,885
Total	Ps.	129,277,998

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Cash-Generating Units of Industrial Processes
For the six-month period ended June 30, 2026, Industrial Processes recognized a net reversal of impairment of Ps.497,902, shown by CGUs as follows:

	2026
Morelos Petrochemical Complex	Ps.	852,295
Minatitlán Refinery	278,427
Pajaritos Ethylene Complex	7,108
Coatzacoalcos Gas Processor Complex	(9,117)
Salamanca Refinery	(18,511)
Cosoleacaque Petrochemical Complex	(63,076)
Cangrejera Ethylene Complex	(236,482)
Tula Refinery	(312,742)
Net reversal of impairment	Ps.	497,902

As of June 30, 2026, the Industrial Transformation segment recognized a net reversal of impairment of Ps.497,902 due to an increase in the variable margin resulting from higher international crude oil and gasoline prices driven by international conflicts, and a decrease in the carrying value of the assets.
Considering that the factors supporting the increase in commodity prices may be temporary in nature, management has adopted a conservative approach and has elected not to recognize the impairment reversal attributable to these price increases until such market conditions are considered to be sustained, which PEMEX cannot guarantee will occur.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated with the CGUs of Industrial Processes segment, the net present value of cash flows was determined based on the following assumptions:

	June 30,
	2026
	Refining	Petrochemicals	Ethylene	Fertilizers
Average crude oil Price (U.S.$) (1)	97.17	N.A.
Processed volume (1)	910	Variable because the load inputs are diverse.
Rate of U.S.$	17.4700	17.4700	17.4700	17.4700
Useful lives of the cash-generating units (year average)	13	8	10	15
Pre-tax discount rate	10.77%	8.44%	8.44%	10.16%
Period	2026-2038	2026-2033	2026-2035	2026-2040

(1)Average of the first five years.
N.A. = Not applicable
CGUs in the Industrial Processes segment were processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produced various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Industrial Processes represented the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The recoverable amount of assets was based on each asset’s value in use. The value in use for each asset was calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out.
As of June 30, 2026, the value in use for the impairment of fixed assets was as follows:

	2026
Tula Refinery	Ps.	78,254,072
Salina Cruz Refinery	51,976,517
Cadereyta Refinery	36,892,693
Salamanca Refinery	36,045,460
Cangrejera Aromatic Complex	19,516,481
Independencia Petrochemical Complex	1,776,475
Morelos Petrochemical Complex	1,344,075
Pajaritos Ethylene Complex	184,970
Coatzacoalcos Gas Processor Complex	52,172
Total	Ps.	226,042,915

Cash-Generating Units of Energy Transformation
For the six-month period ended June 30, 2026, the Energy Transformation segment recognized a net reversal of impairment of Ps. 3,205,654, shown by CGUs as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2026
Cactus Gas Processor Complex	Ps.	2,356,230
Matapionche Gas Processor Complex	674,485
Ciudad Pemex Gas Processor Complex	672,467
Poza Rica Gas Processor Complex	13,239
Arenque Gas Processor Complex	3,432
La Venta Gas Processor Complex	(106,115)
Nuevo Pemex Gas Processor Complex	(408,084)
Net reversal of impairment	Ps.	3,205,654

As of June 30, 2026, the Energy Transformation segment recognized a net reversal of impairment of Ps. 3,205,654 due to a decrease in the discount rate of CGUs of gas products from 10.72% as of December 31, 2025 to 9.81% as of June 30, 2026, partially offset by (i) a decrease in gross margin due to unplanned shutdowns of plants and equipment, (ii) a reduction in the supply of exploration and extraction raw materials caused by failures in compression modules, which led to an average production

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

decrease of 4% at the Energy Transformation work centers and (iii) a decrease in the exchange rate used in cash flow projections, from Ps. 17.9667 in December 31, 2025 to Ps.17.4700 in June 30, 2026.

To determine the value in use of long-lived assets associated with the CGUs of Energy Transformation segment, the net present value of cash flows was determined based on the following assumptions:

June 30,
2026
Gas

Processed volume (1)	2,262 mmped of humid gas
Rate of U.S.$	17.4700
Useful lives of the cash-generating units (year average)	8
Pre-tax discount rate	9.81%
Period	2026-2033
(1) Average of the first 5 years.
CGUs in the Energy Transformation segment are processing centers grouped according to their types of processes in the gas complex processors. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of the Energy Transformation segment represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of June 30, 2026, the value in use for the CGUs is as follows:

	2026
Cactus Gas Processor Complex	Ps.	7,462,772
Ciudad Pemex Gas Processor Complex	4,075,724
Nuevo Pemex Gas Processor Complex	3,386,489
Burgos Gas Processor Complex	1,579,429
La Venta Gas Processor Complex	1,013,731
Matapionche Gas Processor Complex	708,459
Total	Ps.	18,226,604

Cash-Generating Unit of Exploration and Extraction
For the six-month period ended June 30, 2025, the Exploration and Extraction segment recognized a net impairment of Ps. (37,993,336), shown by CGU as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2025
Cantarell	Ps.	(13,920,150)
Tsimin Xux	(8,497,809)
Ogarrio Magallanes	(6,073,181)
Antonio J. Bermúdez	(3,604,799)
Lakach	(2,996,233)
Burgos	(1,456,273)
Santuario CEE	(1,375,273)
Ayin Alux	(111,656)
Misión CEE	42,038
Impairment, net	Ps.	(37,993,336)

As of June 30, 2025, the Exploration and Extraction segment recognized a net impairment of Ps. (37,993,336) mainly due to: (i) a negative effect in crude oil prices of Ps. 73,871,593, mainly in the Cantarell, Lakach, Burgos and Tsimin Xux CGUs; (ii) an increase in production costs generating a negative effect of Ps. 11,235,927 mainly in the Ogarrio Sanchez Magallanes, Tsimin Xux and Cantarell CGUs; and (iii) a negative effect of Ps. 8,060,149 due to the fluctuations of the exchange rate from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps. 18.8928 = U.S.$1.00 as of June 30, 2025. These effects were partially offset by (i) a decrease in the discount rate of Ps. 43,206,307 from 10.86% as of December 31, 2024 to 9.72% as of June 30, 2025; (ii) a positive tax effect of Ps. 7,378,133 due to a lower tax base due to the decrease in prices and production costs; and (iii) an increase in production profiles volume in the barrel of crude oil equivalent generating a positive effect of Ps. 4,589,893.
The CGUs of the Exploration and Extraction segment are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.
Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.
The Exploration and Extraction segment determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex’s proved reserves. The recoverable amount on each asset is the value in use.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

2025
Average crude oil price	60.78 U.S.$/bl
Average gas price	3.99 U.S.$/mpc
Average condensates price	67.39 U.S.$/bl
After-tax discount rate	9.72% annual

For the six-month period ended June 30, 2025, the total forecast production, calculated with a horizon of 25 years, was 6,591 Million barrels of oil equivalent (MMboe).
The Exploration and Extraction segment, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of June 30, 2025, values in use for each CGU are:

	2025
Aceite Terciario del Golfo	Ps.	59,818,214
Tsimin Xux	31,916,156
Ogarrio Magallanes	28,561,758
Antonio J. Bermúdez	25,680,550
Tamaulipas Constituciones	13,461,553
Poza Rica	9,873,370
Arenque	6,587,176
Cantarell	5,826,250
Lakach	1,960,612
Cuenca de Macuspana	1,392,556
Santuario CEE	760,363
Ayin Alux	569,486
Total	Ps.	186,408,044

Cash-Generating Units of Industrial Processes and Energy Transformation

For the six-month period ended June 30, 2025, the Industrial Processes and Energy Transformation segments recognized a net impairment of Ps.(2,200,349), shown by CGUs as follows:

	2025
Cadereyta Refinery	Ps.	(7,724,245)
Salina Cruz Refinery	(6,408,822)
Salamanca Refinery	(3,879,630)
Madero Refinery	(289,501)
Minatitlán Refinery	(226,982)
Arenque Gas Processor Complex	2,154

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Matapionche Gas Processor Complex	3,025
Poza Rica Gas Processor Complex	13,667
Cangrejera Ethylene Complex	55,298
Pajaritos Ethylene Complex	97,160
La Venta Gas Processor Complex	128,351
Coatzacoalcos Gas Processor Complex	226,723
Cactus Gas Processor Complex	1,020,168
Morelos Petrochemical Complex	1,167,663
Ciudad Pemex Gas Processor Complex	1,423,670
Cosoleacaque Petrochemical Complex	1,551,778
Nuevo Pemex Gas Processor Complex	2,433,853
Tula Refinery	8,205,321
Impairment, net	Ps.	(2,200,349)

As of June 30, 2025, the Industrial Processes and Energy Transformation segments recognized net impairment of Ps.(2,200,349) due to the fluctuations of the exchange rate from Ps. 20.2683 = U.S.$1.00 as of December 31, 2024 to Ps.18.8928 = U.S.$1.00 as of June 30, 2025 and a decrease in the discount rate of CGUs of refined products from 14.75% as of December 31, 2024 to 13.21% as of June 30, 2025.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

To determine the value in use of long-lived assets associated with the CGUs of Industrial Processes and Energy Transformation, the net present value of cash flows was determined based on the following assumptions:

	As of June 30,
	2025
	Refining	Gas	Petrochemicals	Ethylene	Fertilizers
Average crude oil Price (U.S.$)	101.75	N.A.	N.A.	N.A.	N.A.
Processed volume (1)	885 mbd	2,487 mmcfd of wet gas	Variable because the load inputs are diverse
Rate of U.S.$	$18.8928	$18.8928	$18.8928	$18.8928	$18.8928
Useful lives of the cash-generating units (year average)	12	8	8	8	15
Pre-tax discount rate	13.21%	14.28%	10.52%	10.52%	11.96%
Period (2)	2025 -2036	2025 - 2032	2025 - 2032	2025 - 2032	2025 - 2039

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable

CGUs in the Industrial Processes and Energy Transformation segments are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of the Industrial Processes and Energy Transformation segments represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of June 30, 2025, the value in use for the impairment of fixed assets was as follows:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

	2025
Tula Refinery	Ps.	32,713,039
Salamanca Refinery	21,870,250
Cadereyta Refinery	21,364,001
Salina Cruz Refinery	13,313,915
Cangrejera Ethylene Complex	10,406,680
Nuevo Pemex Gas Processor Complex	10,133,615
Ciudad Pemex Gas Processor Complex	7,348,025
Cactus Gas Processor Complex	6,002,310
Independencia Petrochemical Complex	4,906,321
Burgos Gas Processor Complex	1,652,472
Morelos Petrochemicals Complex	1,645,677
Coatzacoalcos Gas Processor Complex	1,212,199
La Venta Gas Processor Complex	1,189,134
Pajaritos Ethylene Complex	184,970
Total	Ps.	133,942,608

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 13.    INTANGIBLE ASSETS, NET
As of June 30, 2026 and December 31, 2025, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps. 9,890,099 and Ps. 10,998,869, respectively:
A.    Wells unassigned to a reserve

	June 30,
	2026		2025
Wells unassigned to a reserve:
Balance at the beginning of the period	Ps.	6,301,007	Ps.	15,573,570
Additions to construction in progress	2,934,658		4,102,723
Transfers against expenses	(1,569,446)		(3,363,914)
Transfers against fixed assets	(2,689,925)		(4,991,275)
Balance at the end of the period	Ps.	4,976,294	Ps.	11,321,104
As of June 30, 2026 and 2025, PEMEX recognized expenses related to unsuccessful wells of Ps. 1,569,446 and Ps. 10,512,451, respectively, directly in its statement of comprehensive income.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

B.    Other intangible assets
Other intangible assets are mainly licenses, exploration expenses, evaluation of assets and concessions.

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2026	Ps.	10,668,184	1,828,821	Ps.	12,497,005
Additions	410,555		106,302	516,857
Effects of foreign exchange	(160,989)		(52,764)	(213,753)
	10,917,750		1,882,359	12,800,109
Accumulated amortization
Balance as of January 1, 2026	(7,024,801)		(774,342)	(7,799,143)
Amortization	(109,587)		(17,519)	(127,106)
Effects of foreign exchange	18,184		21,761	39,945
	(7,116,204)		(770,100)	(7,886,304)
Balance as of June 30, 2026	Ps.	3,801,546	1,112,259	Ps.	4,913,805
Useful lives	1 to 3 years		Up to 36 years

	Licenses		Exploration expenses, evaluation of assets and concessions	Total
Cost
Balance as of January 1, 2025	Ps.	7,183,553	1,949,820	Ps.	9,133,373
Additions	3,559,658		101,626	3,661,284
Effects of foreign exchange	(75,027)		(222,625)	(297,652)
	10,668,184		1,828,821	12,497,005
Accumulated amortization
Balance as of January 1, 2025	Ps.	(6,779,294)	(839,372)	(7,618,666)
Amortization	(331,402)		(28,630)	(360,032)
Effects of foreign exchange	85,895		93,660	179,555
	(7,024,801)		(774,342)	(7,799,143)
Balance as of December 31, 2025	Ps.	3,643,383	1,054,479	Ps.	4,697,862
Useful lives	1 to 3 years		Up to 36 years

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 14.    GOVERNMENT BONDS AND OTHER ASSETS
A.    Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of June 30, 2026 and December 31, 2025:

	June 30,		December 31,
	2026		2025
Government bonds (1)	Ps.	—	Ps.	21,435,936
Less: current portion of Government Bonds, net of expected credit losses	—		21,435,936
Total long-term notes receivable	Ps.	—	Ps.	—
(1)As of December 31, 2025, includes an expected credit loss of Ps.1,573.
As of November 19, 2020, the value of the Government Bonds was Ps. 128,786,611, and the liability was Ps. 95,597,610.
On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps. 95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the Fondo Laboral Pemex (Pemex Labor Fund, or “FOLAPE”) for payments related to its pension and retirement plan obligations.
During the period from January 1 to December 31, 2025, interest income generated by the Government Bonds amounted to Ps.1,759,219, of which Petróleos Mexicanos received payments in the amount of Ps.1,819,299.
As of December 31, 2025, the Government Bonds consist of 1 development bonds, issued by the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) with maturity in March 2026, at fair value of Ps. 21,419,618.
As of December 31, 2025, the fair value of the transferred assets was Ps. 21,765,389 and the fair value of the associated liabilities was Ps. 20,119,075, resulting in a net position of Ps. 1,646,314.
As of December 31, 2025, the recorded liability was Ps. 20,095,070 (Ps. 19,942,808 of principal and Ps. 152,262 of interest).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The roll-forward of the Government Bonds is as follows:

	June 30,
	2026		2025
Balance as of the beginning of the year	Ps.	21,435,936	Ps.	35,875,353
Government Bonds collected (1)	(21,419,618)		(10,765,584)
Accrued interests	—		1,094,599
Interests received from bonds	—		(1,152,297)
Amortized cost	(17,891)		25,998
Reversal of impairment of bonds	1,573		288
Balance at the end of the period	Ps.	—	Ps.	25,078,357
(1)As of March 31,2026, the final Government Bond had been collected.
B.    Other assets
As of June 30, 2026 and December 31, 2025, the balance of other assets was as follows:

	June 30,		December 31,
	2026		2025
Restricted cash (1)	Ps.	20,084,183	Ps.	19,834,399
Guarantees (2)	11,277,061		11,281,010
Payments in advance	4,260,371		3,846,363
Insurance	1,902,972		1,932,648
Other	1,420,352		1,428,371
Total other assets	Ps.	38,944,939	Ps.	38,322,791

(1)As of June 30, 2026 and December 31, 2025, restricted cash mainly consists of collateral for a financing transaction maturing in November 2028, amounting to Ps.16,177,220 and Ps.16,637,164, respectively, as well as cash related to court-ordered seizures amounting to Ps.3,906,948 and Ps.3,197,220, respectively.
(2)As of June 30, 2026 and December 31, 2025, includes Ps.6,181,073 and Ps.6,375,020 of collateral for financing transaction on August 18, 2025.

NOTE 15.    DEBT
The Federal Revenue Law applicable to PEMEX as of January 1, 2026, published in the Official Gazette of the Federation on November 7, 2025, authorized Petróleos Mexicanos to incur an internal net debt up to Ps. 160,619,600 and an external net debt up to U.S.$5,342,100. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law. Following the dissolution, this authorization is exercised solely by Petróleos Mexicanos as successor (see Note 1).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

During the period from January 1 to June 30, 2026, PEMEX participated in the following outstanding financing activities:
•On February 13, 2026, Petróleos Mexicanos completed an issuance of local debt for a total amount of Ps.31,500,000, in three tranches: (1) Ps.9,005,367 at a floating interest rate to TIIE plus 180 basis points, maturing in April 2031; (2) Ps.16,998,940 at a fixed rate of 10.8%, maturing in August 2034; and (3) Ps.5,495,693 at a fixed rate of 5.84%, maturing in August 2036.
•On March 4, 2026, Petróleos Mexicanos entered into a Ps. 19,000,000 in credit facility bearing interest at a floating rate linked to 28-day TIIE, plus a margin of 215 basis points, maturing in September 2029.
As of June 30, 2026, PEMEX had U.S.$4,150,000 and Ps.19,000,000 in credit lines in order to provide liquidity of which U.S.$3,350,000 and Ps.19,000,000 were available.

As of December 31, 2025, the outstanding amount under PMI Trading's revolving credit line was U.S.$206,314. From January 1 to June 30, 2026, PMI Trading obtained U.S.$400 million from its revolving credit line and repaid U.S.$400 million. As of June 30, 2026, the outstanding amount under this revolving credit line was U.S.$206,314.

The following table presents the roll-forward of total debt of PEMEX for each of the six-month periods ended June 30, 2026 and 2025, which includes short and long-term debt:

	June 30,
	2026		2025
Changes in total debt:
At the beginning of the year	Ps.	1,531,298,090	Ps.	1,978,772,255
Loans obtained - financing institutions	337,891,816		482,723,731
Debt payments	(480,609,388)		(494,440,865)
Accrued interest (1)(2)	69,248,435		81,295,785
Interest (paid)	(67,326,919)		(80,348,383)
Foreign exchange	(37,342,585)		(101,650,766)
At the end of the period	Ps.	1,353,159,449	Ps.	1,866,351,757

(1)During the six-month period ended June 30, 2026, includes Ps. 733,065 of premiums and awards amortizations; Ps. (43,000) of fees and expenses related to the issuance of debt and amortized cost of Ps. (117,178).

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

(2)During the six-month period ended June 30, 2025, includes Ps. 637,892 of premiums and awards amortizations; Ps. (539,553) of fees and expenses related to the issuance of debt and amortized cost of Ps. 346,657.

As of June 30, 2026 and 2025, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	June 30,
	2026	2025
U.S. dollar	17.4700	18.8928
Japanese yen	0.10801	0.1310
Pounds sterling	23.0691	25.9927
Euro	19.8983	22.1518
Swiss francs	21.5759	23.6426
UDI	8.815225	8.500847

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 16.    CONTRACTUAL LIABILITIES
During 2025 and during the six-month period ended June 30, 2026, Petróleos Mexicanos entered into amendment agreements with suppliers and contractors with the purpose of extending the payment terms of certain accrued and accepted commercial obligations during the period, in accordance with the financial scheme authorized by the Board of Directors. As a result of these agreements, the original balances recorded as short-term accounts payable to suppliers generated in 2025, were replaced by new obligations with maturities to eight years, subject to a schedule of quarterly payments of principal and interest. As a result, the nature of the obligation changed from a commercial account payable to a financial liability with terms that differ from those originally agreed with the suppliers.

Additionally, certain suppliers chose to present their accounts receivable to a Fideicomiso Privado Irrevocable de Administración y Fuente de Pago (Irrevocable Private Trust for Administration and Source of Payment), resulting in a legal subrogation from the original creditor, without modifying the agreed economic terms in the amendment agreements. In these cases, Petróleos Mexicanos maintains a direct financial obligation to the trust.

Petróleos Mexicanos assessed whether the modifications to the contractual terms resulted in the derecognition of the original liability, considering the extended maturity, the addition of interest on outstanding balances and the scheduled quarterly payments. Based on this assessment, Petróleos Mexicanos concluded that the amendment agreements together with the legal subrogation in applicable cases, resulted in the extinction of the original obligation and the recognition of a new financial liability.

Consequently, Petróleos Mexicanos derecognized the original liabilities and recognized a new financial liability classified as “Short-term and Long-term contractual liabilities”, which was initially measured at fair value. The contractual interest rates of the amendment agreements approximate market rates for instruments with similar terms and credit risk; accordingly, no material gain or loss arose upon initial recognition of the new financial liabilities.
The following table presents the balance of contractual liabilities as of June 30, 2026:

	June 30, 2026
Short-term Contractual liabilities	Ps.	10,863,620
Long-term Contractual liabilities	244,524,393
Total Contractual liabilities	Ps.	255,388,013

The book value of each of the new contractual liabilities is presented below:

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Contractual liability	Date of Agreement	Interest rate spread	Balances as of June 30, 2026
1st. Group	September 8, 2025	1.85%	Ps.	3,020,383
2nd. Group	October 17, 2025	1.85%	26,979,280
3rd. Group	November 14, 2025	1.85%	2,515,517
4th. Group	November 21, 2025	1.85%	37,799,001
5th. Group	December 16, 2025	1.80%	29,793,236
6th. Group	December 30, 2025	1.80%	91,902,792
7th. Group	February 6, 2026	1.80%	28,077,779
8th. Group	February 27, 2026	1.80%	10,959,811
9th. Group	March 31, 2026	1.80%	16,952,093
10th. Group	May 5, 2026	1.80%	3,671,982
	Subtotal		Ps.	251,671,874
	Net accrued interest		3,716,139
	Total		Ps.	255,388,013
Accrued interest is determined based on a variable rate equivalent to TIIE plus a margin of 1.80% or 1.85%, as applicable. Accrued interest is recognized as a financial cost in the statement of comprehensive income.

Liabilities arising from the amendment agreements are presented separately in the statement of financial position in the “Short-term and Long-term contractual liabilities” line item as they represent financial obligations distinct from ordinary accounts payable. Cash flows related to the payment of principal and interest of long-term contractual liabilities are presented in the statement of cash flows as financing activities.
The following table presents the roll-forward of contractual liabilities during the six-month period ended June 30, 2026:

	2026
At the beginning of the year	Ps.	193,033,065
Increase in contractual liabilities	58,638,810
Accrued interest	8,852,616
Interest paid	(5,136,478)
At the end of the period	Ps.	255,388,013

Information regarding the fair value measurement is disclosed in Note 8.

The following table sets out the amortization of contractual liabilities as of June 30, 2026:

	2026		2027	2028	2029	2030	2031 and thereafter	Total
Amortization of Contractual Liabilities as of June 30, 2026	Ps.	3,716,139	21,442,444	31,509,319	34,630,050	38,052,787	126,037,274	Ps.	255,388,013

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 17.    PROVISIONS FOR SUNDRY CREDITORS
As of June 30, 2026 and December 31, 2025, the provisions for sundry creditors are as follows:

	June 30,		December 31,
	2026		2025
Provision for plugging of wells (Note 12)	Ps.	126,693,166	Ps.	126,608,358
Provision for trials in process (Note 19)	14,005,812		13,424,603
Provision for environmental costs	16,988,900		12,783,721
Total	Ps.	157,687,878	Ps.	152,816,682

NOTE 18.    EQUITY (DEFICIT)
A.    Certificates of Contribution “A”
The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.
For the six-month period ended June 30, 2026 Petróleos Mexicanos received Ps.100,443,968 in Certificates of Contribution “A” from the Mexican Government.
During 2025, Petróleos Mexicanos received Ps.395,313,191 in Certificates of Contribution “A” from the Mexican Government.
PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2024	Ps.	1,352,716,466
Increase in Certificates of Contribution “A” during 2025	395,313,191
Certificates of Contribution “A” as of December 31, 2025	Ps.	1,748,029,657
Increase in Certificates of Contribution “A” during 2026	100,443,968
Certificates of Contribution “A” as of June 30, 2026	Ps.	1,848,473,625

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

Mexican Government contributions made in the form of Certificates of Contribution “A” during the six-month period ended June 30, 2026 totaled Ps.100,443,968 and were designated for the strengthening of Petróleos Mexicanos’ financial position as follows:

Date	Strengthening of financial position
January 16,	Ps.	12,471,690
January 23,	12,216,400
February 23,	18,592,882
March 31,	15,065,419
April 29,	18,178,905
May 28,	10,214,608
June 15,	13,704,064
Total	Ps.	100,443,968

B.    Mexican Government contributions
As of June 30, 2026 and December 31, 2025, there were no Mexican Government contributions apart from Certificates of Contribution “A”.
C.    Legal reserve
Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.
As of June 30, 2026 and December 31, 2025, there were no changes to the legal reserve.
D.    Accumulated other comprehensive income (loss)

As of June 30, 2026, the discount rate and the return on plan assets used in the actuarial valuation were 9.89%, compared to a discount rate of 9.95% as of December 31, 2025. Given the lack of material variation between these rates, no adjustment for net actuarial gains or losses was recognized during the period.

As a result of the analysis of the discount rate related to the liability for employee benefits for the six-month period ended June 30, 2025, PEMEX recognized a net actuarial (loss) of Ps.(95,566,136) in other comprehensive income, related to retirement and post-employment benefit obligations. The variation related to retirement and post-employment benefits resulted from a decrease in the discount rate and plan asset rates from 11.28% as of December 31, 2024, to 10.30% as of June 30, 2025.

E.    Accumulated deficit from prior years
PEMEX has recorded losses in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos State-Owned Public Company. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

F.    Uncertainty related to going concern
The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, significant doubt about PEMEX’s ability to continue as a going concern exists due to (1) recurring net losses, (2) negative equity and (3) dependence on equity contributions from the Mexican Government, as described below.
Facts and conditions
(1) Recurring net losses
For the six-month period ended June 30, 2026 and 2025, PEMEX recognized net loss and income of Ps. (27,968,577) and Ps. 16,187,424, respectively. The recurring net losses in recent years have directly impacted PEMEX’s consolidated financial position and constitute an indicator of uncertainty regarding its ability to generate sufficient resources to fund its operations and meet its financial obligations in the normal course of business. These losses are primarily attributable to PEMEX’s heavy fiscal burden resulting from hydrocarbon extraction duties, including the Welfare Oil Duty effective as of January 1, 2025, and the insufficiency of operating cash flows to fully fund both operations and capital expenditure programs.

(2) Negative equity
As of June 30, 2026 and December 31, 2025, PEMEX has a negative equity of Ps.(1,846,389,099), and Ps.(1,905,806,170) respectively. The negative equity position is a cumulative result of the recurring net losses described above. As of June 30, 2026 and December 31, 2025, PEMEX also has negative working capital of Ps. 355,268,391 and Ps.530,541,020, respectively, and short-term debt principal maturities (including interest payable) of Ps. 213,100,025 as of June 30, 2026. These conditions represent additional factors of uncertainty regarding PEMEX’s ability to continue as a going concern.

(3) Dependence on equity contributions from the Mexican Government

PEMEX’s operational continuity and timely compliance with its financial obligations depend on the recurrence of equity contributions from the Mexican Government. During 2025, PEMEX received equity contributions of Ps. 395,313,191 from the Mexican Government, exceeding the initial expected contributions of Ps. 136,120,300 due to additional support for PEMEX’s liability management strategy. PEMEX has substantial debt, incurred mainly to finance capital investment projects and operating expenses, and in the absence of continued Mexican Government support, PEMEX would be unable to meet its financial obligations as they become due.

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2026 authorized PEMEX to have a financial balance budget of Ps. 263,476,300, and conduct financing activities that do not represent a net debt in terms of public debt greater than Ps. 261,585,290 and other financing activities that do not represent net public debt. These targets are determined considering premises such as the exchange rate and the international price of the Mexican crude oil, and in case of significant fluctuations, the results could impact the goals determined in the budget. This financial balance does not consider the payment of principal during 2026, which PEMEX expects to cover with equity contributions from the Mexican Government.

Other relevant factors

In 2025, certain ratings agencies upgraded PEMEX’s credit rating, mainly driven by PEMEX’s operating performance, liquidity and the Mexican Government’s ability and willingness to provide PEMEX with additional liquidity, as well as

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

fluctuations in crude oil prices and the Mexican Government’s sovereign debt rating. These factors may influence PEMEX’s access to the financial markets, the cost and terms of PEMEX’s new debt and contract renegotiations that PEMEX may carry out during 2026. These conditions have impacted PEMEX’s financial performance.

During the first half of 2026, international rating agencies ratified PEMEX’s global ratings while expressing caution regarding PEMEX’s outlook. On February 13, 2026, Fitch Ratings ratified the long-term issuer's foreign and local currency default ratings at BB+, with a stable outlook. On May 13, 2026, S&P Global Ratings ratified the long-term issuer ratings in foreign and local currency at BBB and BBB+, respectively, and revised the outlook from stable to negative, in line with the action taken on Mexico’s sovereign rating. Subsequently, On May 22, 2026, Moody’s Ratings ratified PEMEX’s ratings at B1, with a stable outlook, after reducing Mexico’s sovereign rating to Baa3 with a stable outlook. The rating agencies continue to express certain concerns regarding PEMEX’s operating performance and liquidity position. International rating agencies continued to consider the support of the Federal Government as a determining factor for PEMEX ratings and its ability to meet its liquidity and debt service

Beginning in the second half of 2025, PEMEX implemented a comprehensive liability management strategy which resulted in an approximately 23% reduction in the consolidated financial debt compared to the levels reported as of December 31, 2024. This decrease was primarily attributable to equity contributions from the Mexican Government, other liability management transactions, and prepayments of outstanding indebtedness. Despite these efforts, PEMEX still retains a significant level of financial debt.

As part of its liquidity management strategy, PEMEX implemented a supplier payment program through amended agreements designed to extend payment terms with suppliers and contractors, with the objective of settling balances incurred in 2025 over a period of up to eight years, through quarterly payments of principal and interest. As of June 30, 2026, the restructured amount under this program totaled Ps.255,388,013.

The combined effect of the above-mentioned events and conditions, in particular the recurring net losses, the negative equity and the dependence on equity contributions from the Mexican Government, indicates significant doubt about PEMEX’s ability to continue as a going concern.

Actions

PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022, remains in effect through 2026. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

Pursuant to the Energy Reform Decree, Petróleos Mexicanos is no longer subject to income tax as of November 1, 2024 (and, prior to their dissolution, the former subsidiary entities were also exempt).

Effective January 1, 2025, the Welfare Oil Duty came into effect, consolidating the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and the Hydrocarbon Exploration Duty payable into a single obligation, requiring only provisional and annual tax returns, which is set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas.

The Mexican Government’s Federal Budget for 2026 includes Ps.263,476,317, for contributions to PEMEX which are expected to be received during 2026. As of June 30, 2026, PEMEX has received Ps.100,443,968 in capital contributions used to strengthen PEMEX’s financial position.

In February 2026, PEMEX carried out a refinancing transaction and optimization of its debt maturity profile aimed to address short-term maturities, extending repayment terms, and improving financial conditions, as part of the initiatives implemented to strengthen its liquidity and capital structure.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

The Revenue Law for 2026 also authorized PEMEX to incur a net additional indebtedness up to Ps.261,585,290 (Ps.160,619,600 and U.S.$5,342,100), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2026.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

On August 5, 2025, PEMEX presented its Plan Estratégico 2025–2035 (the “Strategic Plan”), grounded in the principles of energy sovereignty, security and sustainable development, that aims to restore and enhance its operational, financial and institutional conditions in line with Mexico’s national energy policy. The Strategic Plan is structured around an operational strategy, aimed at boosting production across hydrocarbons, petrochemicals and fertilizers while reducing greenhouse gas (GHG) emissions and reinforcing social responsibility; and a capitalization and financing strategy, aimed at strengthening PEMEX’s financial stability through capital structure optimization, debt reduction and restructuring, cost reduction and sustainable financing.

Petróleos Mexicanos is not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

PEMEX prepared its condensed consolidated interim financial statements as of June 30, 2026 and December 31, 2025 on a going concern basis. There are conditions that have generated material uncertainty and significant doubt concerning PEMEX’s ability to continue as a going concern, in particular the recurring net losses, the negative working capital and negative equity, and the dependence on equity contributions from the Mexican Government to meet its financial obligations. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.
G.    Non-controlling interest
PEMEX does not currently own all of the shares of PMI, CIM and COMESA; therefore, variations in income and equity from these entities are also presented in the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interest.”
As of June 30, 2026 and December 31, 2025, non-controlling interest represented (losses) of Ps.(276,512) and Ps. (274,206), respectively, in PEMEX’s equity (deficit).

NOTE 19.    CONTINGENCIES
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceedings described in further detail in this Note.
PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these condensed consolidated interim financial statements. As of June 30, 2026 and December 31, 2025, PEMEX had accrued a reserve of Ps. 14,005,812 and Ps. 13,424,603, respectively, for these contingent liabilities.
Following the dissolution of the subsidiary entities on March 19, 2025 (see Note 1), Petróleos Mexicanos assumed, as successor, the position of party in all legal proceedings in which the subsidiary entities were named as plaintiff or defendant. References to Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics in the descriptions below reflect the original parties to the relevant proceedings.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

As of June 30, 2026, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, in compliance with the amparo ruling, the Third Administrative Joint Court declared the challenged resolution null and void, determined that termination of the contract due to causes attributable to the defendant authority was not warranted, denied the economic relief requested by the plaintiffs, and upheld the validity of the resolution challenged in the related proceeding. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022, a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. On April 18, 2024, a resolution was issued by the Third Administrative Joint Court of the First Circuit modifying the appealed judgment, granting the amparo to EMS Energy Services de México, S. de R.L. de C.V. On July 10, 2024, the Superior Court ordered Pemex Exploration and Production to (i) pay U.S.$27,244 plus VAT; (ii) pay damages; (iii) refund the penalties applied for an amount of U.S.$4,143 plus VAT; (iv) refund the standby letter of credit for U.S.$13,975 and (v) payoff financial expenses. On August 27, 2024, the tax review was filed. An amparo was filed directly against the compliance with the judgment issued on July 10, 2024, and was admitted under the case D.A. 497/2024, by the Third Administrative Joint Court of the First Circuit. In addition, on February 20, 2026, the Third Administrative Joint Court of the First Circuit resolved that the challenge filed against the compliance with the judgment in case D.A. 539/2022 was unfounded. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,488. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 4, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the First Section of the Superior Court denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would be heard, making various statements in relation to the defense of the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018 (through which the prior resolution dated April 3, 2018, was partially revoked, leaving without effect the warning contained therein regarding the submission of the administrative file) and such resolution was upheld. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court acknowledged that both parties had exercised their right to submit closing arguments, declared the close of the evidentiary stage of the proceeding, and ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent by certified mail the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the Superior Court was notified in the jurisdictional gazette. On June 14, 2024, the Superior Court issued a resolution, (574/22-18-01-8/1549/23-PL-09-04), designating the delegates by Micro Smart Systems de México S. de R.L. de C.V. On September 9, 2024, the trial was suspended until a determination of compliance with the resolution of the First Section of the Superior Chamber issued within the trial 752/17-18-01-7/1625/19-S1-05-04 becomes final. On February 17, 2025, the Eighth District Court in Administrative Matters of the First Circuit denied the amparo filed by Micro Smart Systems de México S. de R.L. de C.V. (case 1560/2024-VIII) against a September 10, 2024 resolution of the First Section of the Superior Chamber of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa). In that resolution, the TFJA had found that its prior judgment was complied with because the contested settlement was annulled and replaced with a new one reflecting the effects ordered in the nullity judgment. On March 11, 2025, within amparo proceeding 1560/2025-VIII before the Eighth District Court for Administrative Matters of the First Circuit, Micro Smart Systems filed a review appeal, which was acknowledged by court order. On April 3, 2025, the First Section of the Superior Chamber of the Federal Court of Administrative Justice decided to wait for the outcome of the amparo case, related to the September 10, 2024, judgment challenged in amparo proceeding 1560/2024-VIII, before lifting a suspension issued on September 4, 2024, and before issuing its final ruling. On April 21, 2025, the Twenty-Fourth Administrative Joint Court of the First Circuit admitted an ancillary appeal for review filed by Pemex Exploration and Production. On June 25, 2025, through a resolution issued within the amparo review proceeding R.A. 519/2025, the Third Joint Administrative Court of the First Circuit determined, due to court assignment and considering that it had previously taken cognizance of the amparo review R.A. 153/2023 — which derived from the nullity trial 752/17-18-01-7/1625/19-S1-05-04 — to assume jurisdiction over the matter. On March 11, 2026, the General Secretary of Agreements of the Federal Court of Administrative Justice issued an order lifting the suspension of the proceeding (pursuant to Article 367 of the Federal Code of Civil Procedure, applied on a supplementary basis), which had been ordered by the Plenary of the Superior Chamber on September 4, 2024, and ordered that the case file be referred to the Reporting Judge for the preparation of the draft resolution to be submitted to the Plenary of the Superior Chamber. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•Constructora Norberto Odebrecht, S.A de C.V. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps.14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

accounting expert was appointed, who did not ratify his position; therefore, a resolution dated October 2, 2023 was issued requesting the Expert Unit to appoint another expert. On February 2, 2024, the independent accounting expert accepted his assignment and was awarded 15 days to render his report. On March 19, 2024, the Superior Court decided to exercise its power of attraction. On May 2, 2024, the Superior Court issued a resolution requesting the Expert Unit to appoint another expert, since the previously appointed expert did not ratify the report. On August 2, 2024, a resolution was issued, granting the independent expert a term to render the report and ratify it. On February 28, 2025, the investigation was declared concluded, and the records were sent to the Pleno de la Sala Superior (Plenary of the Superior Chamber) for the issuance of the judgment. On May 15, 2025, through a resolution issued by the Superior Chamber, acknowledgment of receipt of the original case files was recorded, and the case remains under analysis by the Superior Chamber. On March 18, 2026, a tax review appeal was filed, and the corresponding court order is pending issuance. On March 18, 2026, the parties filed a tax review appeal and Direct Amparo against the final judgment dated January 21, 2026. Both proceedings were admitted on April 20, 2026, by the Tenth Joint Court on Administrative Matters of the First Circuit, under files R.F. 165/2026 and D.A. 203/2026, respectively. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among others for an amount of Ps. 3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps.5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months of January to December 2017 for an amount of Ps.8,349,608, seeking that this resolution be declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On June 17, 2025, Compañía Minera San Alejandro, S.A. de C.V. filed a civil lawsuit against Petróleos Mexicanos seeking indemnification related to the alleged breach of Preparatory Contract PM-2019-004. The ordinary civil action, docketed as case 2065/2025, was filed before the Fourteenth District Court for Civil Matters in Mexico City. The plaintiff also claimed damages in the amount of Ps.7,316,929 for equipment maintenance costs, as well as other resources and expenses incurred during the contractual period, and an additional Ps.2,353,719 for loss of fair profit. On June 20, 2025, PEMEX submitted its response to the claim, denying liability and raising exceptions and defenses. On June 24, 2025, the claim was deemed answered, notice was given to the opposing party, and the objection regarding the impropriety of the procedural route was considered filed, which remains pending resolution. By resolution dated November 4, 2025, the claim filed by the plaintiff’s former legal representative was dismissed; against such ruling, the petitioner filed an appeal, which remains pending resolution. On April 13, 2026, the interlocutory judgment declaring the objection regarding the impropriety of the procedural route to be unfounded was served. An appeal was filed against such judgment, and the parties were summoned for the issuance of the corresponding interlocutory judgment. As of the date of these condensed consolidated interim financial statements, the final resolution of this action is pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

Petróleos Mexicanos, State-Owned Public Company and Subsidiary Companies
Notes to the Condensed Consolidated Interim Financial Statements
(Figures stated in thousands, except as noted)

NOTE 20.    SUBSEQUENT EVENTS
A.    Recent financing activities

During the period from July 1 to August 28, 2026, PEMEX carried out the following financing activity:

On July 24, 2026, Petróleos Mexicanos, together with PTI Infraestructura de Desarrollo S.A. de C.V., entered into a financing agreement for U.S. $83,384,256 and daily compounded Funding TIIE plus 1.70%, with maturity in June 2030. U.S. $56,552,000 corresponds to Petróleos Mexicanos and U.S $26,832,256 corresponds to PTI ID.
As of June 30, 2026, the outstanding amount under the PMI Trading revolving credit line was U.S.$206,314. Between July 1 to August 28, 2026, PMI Trading obtained U.S. 60,000 and repaid U.S.$60,000 from its revolving credit line. As of August 28, 2026, the outstanding amount under this revolving credit line was U.S.$206,314.
As of August 28, 2026, PEMEX had U.S.$4,150,000 and Ps.19,000,000 in available credit lines in order to provide liquidity, of which U.S.$2,770,000 and Ps. 19,000,000 are available.
B.    Exchange rates and crude oil prices
As of August 28, 2026, the Mexican peso-U.S. dollar exchange rate was Ps. 16.9660 per U.S. dollar, which represents a 2.9% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of June 30, 2026, which was Ps. 17.4700 per U.S. dollar. This appreciation of the Mexican peso, has led to an estimated income of Ps.34,669,572 in PEMEX’s foreign exchange gains as of August 28, 2026.
As of August 28, 2026, the price of the crude oil exported by PEMEX was U.S.$79.90 per barrel. This represents a price increase of approximately 18.9% as compared to the average price as of June 30, 2026, which was U.S.$67.20 per barrel.
C.    Contributions from the Mexican Government
During the period from July 1 to August 28, 2026, the Mexican Government has made contributions to Petróleos Mexicanos, through the Ministry of Energy in the amount of Ps.35,662,065 to provide financial support to PEMEX as follows:

Date	Strengthening of financial position
July 17,	Ps.	34,398,906
August 28,	1,263,159
Total	35,662,065